UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 11-K

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2018

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the Transition Period From                  to

Commission File Number 001-37845

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

MICROSOFT CORPORATION SAVINGS PLUS 401(k) PLAN

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Microsoft Corporation

One Microsoft Way

Redmond, Washington 98052-6399

REQUIRED INFORMATION

The Microsoft Corporation Savings Plus 401(k) Plan (the “Plan”) is subject to the Employee Retirement Income Security Act of 1974 (“ERISA”). Therefore, in lieu of the required information outlined as Items 1-3 of the Form 11-K, the statements of net assets available for benefits and the related statements of changes in net assets available for benefits as of and for the years ended December 31, 2018 and 2017, which have been prepared in accordance with the financial reporting requirements of ERISA, are attached hereto as Appendix 1 and incorporated herein by this reference.

SIGNATURES

The Plan.    Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report on Form 11-K to be signed on its behalf by the undersigned hereunto duly authorized.

MICROSOFT CORPORATION SAVINGS PLUS 401(K) PLAN

Date: June 13, 2019	/S/ KRISTEN ROBY DIMLOW
Kristen Roby Dimlow
Member of 401(k) Administrative Committee

Date: June 13, 2019	/S/ DANIEL GOFF
Daniel Goff
Member of 401(k) Administrative Committee

Date: June 13, 2019	/S/ GEORGE ZINN
George Zinn
Member of 401(k) Administrative Committee

APPENDIX 1

MICROSOFT CORPORATION

SAVINGS PLUS 401(k) PLAN

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM;

FINANCIAL STATEMENTS AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2018 AND 2017;

NOTES TO FINANCIAL STATEMENTS; AND

SUPPLEMENTAL SCHEDULE OF ASSETS (HELD AT END OF YEAR) AS OF DECEMBER 31, 2018

MICROSOFT CORPORATION

SAVINGS PLUS 401(k) PLAN

Page

Report of Independent Registered Public Accounting Firm	1

Financial Statements:

Statements of Net Assets Available for Benefits as of December 31, 2018 and 2017	2

Statements of Changes in Net Assets Available for Benefits for the Years Ended December 31, 2018 and 2017	3

Notes to Financial Statements	4

Supplemental Schedule:

Supplemental Schedule of Assets (Held at End of Year) as of December 31, 2018	11

Exhibit:

Consent of Independent Registered Public Accounting Firm

NOTE:	All other schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under ERISA have been omitted because they are not applicable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Participants and Administrators of the Microsoft Corporation Savings Plus 401(k) Plan

Redmond, WA

Opinion on the Financial Statements

We have audited the accompanying statements of net assets available for benefits of the Microsoft Corporation Savings Plus 401(k) Plan (the “Plan”) as of December 31, 2018 and 2017, the related statements of changes in net assets available for benefits for the years then ended, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2018 and 2017, and the changes in net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on the Plan’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Report on Supplemental Schedule

The supplemental schedule of assets (held at end of year) as of December 31, 2018 has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental schedule is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental schedule reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedule. In forming our opinion on the supplemental schedule, we evaluated whether the supplemental schedule, including its form and content, is presented in compliance with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, such schedule is fairly stated, in all material respects, in relation to the financial statements as a whole.

/S/ DELOITTE & TOUCHE LLP

Seattle, Washington

June 13, 2019

We have served as the auditor of the Plan since 1987.

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

December 31,	2018	2017

ASSETS
Cash	$9,464,025	$4,601,325
Investments held by trustee, at fair value	20,227,500,071	19,929,242,613
Receivables:
Participant loans	135,451,909	122,514,373
Other receivables	18,999,301	17,054,211

Total receivables	154,451,210	139,568,584

Total assets	$20,391,415,306	$20,073,412,522

LIABILITIES
Operating payables	$4,226,417	$4,369,486
Other payables	9,441,069	11,611,061

Total liabilities	13,667,486	15,980,547

NET ASSETS AVAILABLE FOR BENEFITS	$20,377,747,820	$20,057,431,975

Refer to accompanying notes.

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

Year Ended December 31,	2018	2017

ADDITIONS
Net investment income (loss):
Interest and dividends	$62,411,020	$51,606,670
Net increase (decrease) in fair value of investments	(909,898,266)	3,489,810,196

Net investment income (loss)	(847,487,246)	3,541,416,866

Contributions:
Participant contributions	1,447,279,773	1,226,183,000
Employer contributions	541,743,766	488,630,831

Total contributions	1,989,023,539	1,714,813,831

Total additions before transfers	1,141,536,293	5,256,230,697

DEDUCTIONS
Benefits paid to participants	821,220,448	833,584,671

INCREASE IN NET ASSETS BEFORE TRANSFERS	320,315,845	4,422,646,026

Net transfers in	0	367,928

INCREASE IN NET ASSETS AVAILABLE FOR BENEFITS	320,315,845	4,423,013,954

NET ASSETS AVAILABLE FOR BENEFITS
Beginning of year	20,057,431,975	15,634,418,021

End of year	$20,377,747,820	$20,057,431,975

Refer to accompanying notes.

NOTES TO FINANCIAL STATEMENTS

NOTE 1 — DESCRIPTION OF THE PLAN AND ACCOUNTING POLICIES

Plan Description

The Microsoft Corporation Savings Plus 401(k) Plan (the “Plan”), a defined contribution plan, is sponsored by Microsoft Corporation (the “Company” or “Microsoft”). Participating employers included in the Plan are Microsoft Corporation; MOL Corporation; Vexcel Corporation; Microsoft Online, Inc; Microsoft Payments, Inc; Microsoft Open Technologies, Inc; and Microsoft Technology Licensing. These entities represent Microsoft or wholly owned subsidiaries of Microsoft. The Plan year is January 1 through December 31. The Plan is administered by the 401(k) Administrative Committee (the “Plan Administrator”) and subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”). The information below summarizes certain aspects of the Plan as in effect during 2018 and 2017, and is intended to be a summary only. Plan participants should refer to the Summary Plan Description for more complete information.

Accounting Principles

The financial statements and accompanying notes are prepared in accordance with accounting principles generally accepted in the United States of America (“GAAP”).

Eligibility

Regular and retail services employees of participating employers who are on U.S. payroll and have reached age 18 may enroll in the Plan at any time.

Eligible Compensation

Eligible compensation includes wages, salary, bonuses, commissions, and overtime. Compensation does not include, for example, items such as stock awards, amounts realized on the exercise of stock options, reimbursements or other expense allowances, fringe benefits (cash and noncash), moving expenses, deferred compensation, welfare plan benefits including health or life insurance, or bonuses or expense allowances which are not based upon performance as an employee.

Contributions

Participant Contributions

Participants may contribute to the Plan on a pre-tax and/or Roth basis using eligible compensation each pay period, subject to statutory and regulatory limitations. Participants reaching age 50 or older by the end of the Plan year may also elect to make additional catch-up contributions to the Plan on a pre-tax and/or Roth basis. Additionally, participants could contribute up to $27,250 for 2018 and $20,000 for 2017 on an after-tax basis. A participant’s aggregate contribution election (combined pre-tax, Roth, pre-tax catch-up, Roth catch-up, and after-tax) generally may not exceed 65 percent of his or her eligible compensation per pay period. Participants may elect to suspend or reinstate their contributions at any time.

Participants may also choose to make rollover contributions to the Plan of amounts received from an eligible employer plan maintained by another company, including direct rollovers from such plans. Effective April 17, 2017, participants may also make rollover contributions to the plan from an individual retirement account or annuity described in Internal Revenue Code (“IRC”) Section 408(a) or 408(b) that is eligible to be rolled over and would otherwise be includible in gross income.

Employer Contributions

The Company provides participants with a matching contribution on eligible pre-tax and/or Roth contributions of $0.50 for every $1.00 contributed. The matching contribution is provided for up to 50 percent of the maximum annual 401(k) pre-tax and Roth contribution limit of $18,500 and $18,000 for 2018 and 2017, respectively. Participants do not receive a match on after-tax contributions.

Transfers

The Company acquired TouchType Ltd. in 2016 and the TouchType Inc. 401k plan assets merged into the Plan during 2017. The merged assets are included as transfers in the statement of changes in net assets available for benefits for the Plan year ended December 31, 2017. There were no plan mergers for the year ended December 31, 2018.

Employee Stock Ownership Plan Feature

The Plan includes an Employee Stock Ownership Plan (“ESOP”) feature for the portion of the Plan designed to invest primarily in Microsoft Common Stock. The ESOP feature allows participants to either reinvest their cash dividends earned on Microsoft Common Stock or receive those dividends in cash. Amounts invested in Microsoft Common Stock are treated as being held through the ESOP, provided that at the time such amounts were received by the Plan (e.g., through contributions or transfers), the participants whose Plan accounts received such assets were employed by Microsoft or a corporation that is part of the same controlled group of corporations as Microsoft.

Participants who are not employed by an employer established as a corporation that is part of the same controlled group of corporations as Microsoft may not participate in the ESOP, but may have their Plan accounts invested in Microsoft Common Stock to the same extent as other participants. However, such participants that are not eligible to participate in the ESOP feature are not eligible to receive dividends on Microsoft Common Stock in cash paid directly to them. Instead, dividends paid on amounts they have invested in Microsoft Common Stock will automatically be reinvested in Microsoft Common Stock.

Effective January 1, 2016, the investment of new contributions or transfer of existing account holdings into Microsoft Common Stock within the Plan was discontinued. Participant accounts with existing Microsoft Common Stock can retain those holdings, and dividends on Microsoft Common Stock can continue to be reinvested or received in cash.

Participant Accounts

Each participant’s account is credited with (a) participant contributions and employer contributions, and (b) the allocation of Plan earnings and expenses, based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account. All amounts in participant accounts are participant-directed. Participants may invest in various instruments including mutual funds, common collective trusts, and separately managed accounts. Participants also have the option to direct their investments through a brokerage account.

Vesting

Participants are fully vested in Plan accounts at all times.

Distributions

Active participants may take a withdrawal from the Plan in the event of a financial hardship. A hardship withdrawal is limited to the amount necessary to meet the participant’s immediate financial need, and further limited to pre-tax contributions, after-tax contributions, pre-tax catch-up contributions, and rollover contributions (excluding rollover contributions attributable to designated Roth contributions, Roth in-plan conversion amounts and earnings thereon, and acquisition rollovers). In 2017 and 2018, a hardship withdrawal generally resulted in a six-month suspension of contributions (other than rollover contributions) to the Plan. Active participants may also take a withdrawal from their rollover and after-tax account types within the Plan without meeting one of the hardship criteria.

After reaching age 59 1⁄2, active participants may withdraw all, or any portion, of the balance in their accounts. Distributions, in full or any portion, may also occur if the participant terminates employment, retires, becomes permanently disabled, or dies. Distributions of investments in Microsoft Common Stock may be taken in the form of Microsoft Common Stock or cash. Distributions may be made in installments.

Effective January 1, 2019, the Plan was amended to adopt certain provisions of the Bipartisan Budget Act of 2018. With this amendment, the six-month suspension of contributions following a hardship withdrawal was eliminated, and the sources available for a hardship withdrawal were expanded to include earnings on pre-tax (including catch-up) and after-tax contributions starting in January 2019.

In-Plan Roth Conversions

Active participants may convert their Plan distribution-eligible balances to their Roth account within the Plan.

Administrative Expenses

Plan administrative expenses are paid by the Company to the extent not paid or offset by the Plan. Participants are responsible for fees associated with certain transactions or services they utilize, such as loan originations and maintenance, domestic relations order qualifications, dividend check processing, overnight check fees, and professional management service fees. Participants also pay commission charges to Fidelity for buying and selling Microsoft Common Stock within the Plan.

Plan Amendment and Termination

The Company has the right to amend or terminate the Plan. If the Plan is terminated, all account balances will be distributed in the form and manner determined by the Plan Administrator.

Risks and Uncertainties

The Plan utilizes various investment instruments, including common stock, mutual funds, common collective trusts, and separately managed accounts. Investment securities, in general, are exposed to various risks, such as interest rate risk, credit risk, and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the financial statements.

Estimates and Assumptions

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein. Actual results and outcomes may differ from management’s estimates and assumptions. The Plan has no contingent assets or liabilities for any periods presented in these financial statements.

Valuation of Investments and Income (Loss) Recognition

Investments are recorded at fair value. Security transactions are accounted for as of the trade date. Dividend income is recorded on the ex-dividend date, and interest income is recorded as earned. Net increase (decrease) in fair value of investments includes the Plan’s gains and losses on investments bought and sold as well as held during the year.

Participant Loans

Participant loans are measured at their unpaid principal balance plus any accrued but unpaid interest, and participant loans deemed distributed due to default are included in benefits paid to participants on the statements of changes in net assets available for benefits.

Other Receivables and Payables

Other receivables and payables as of December 31, 2018 and 2017 primarily consisted of unsettled trades. Other receivables also included accrued interest.

NOTE 2 — FINANCIAL INSTRUMENTS

The Plan accounts for certain assets and liabilities at fair value. The hierarchy below lists three levels of fair value based on the extent to which inputs used in measuring fair value are observable in the market. The Plan categorizes each of its fair value measurements in one of these three levels based on the lowest level input that is significant to the fair value measurement in its entirety. These levels are:

•

Level 1—inputs are based upon unadjusted quoted prices for identical instruments in active markets. The Plan’s Level 1 non-derivative investments primarily include domestic and international equities, mutual funds, and U.S. government securities. The Plan’s Level 1 derivative assets include those actively traded on exchanges.

•

Level 2—inputs are based upon quoted prices for similar instruments in active markets, quoted prices for identical or similar instruments in markets that are not active, and model-based valuation techniques (e.g. the Black-Scholes model) for which all significant inputs are observable in the market or can be corroborated by observable market data for substantially the full term of the assets or liabilities. Where applicable, these models project future cash flows and discount the future amounts to a present value using market-based observable inputs including interest rate curves, credit spreads, foreign exchange rates, and forward and spot prices for currencies and commodities. The Plan’s Level 2 non-derivative investments consist primarily of mutual funds in the Plan’s separately managed accounts. These mutual funds are registered under the Investment Company Act of 1940 but are not registered under the Securities Act of 1933 and the prices are made available directly from the investment manager. The Plan’s Level 2 derivative assets and liabilities primarily include certain over-the-counter option and currency contracts.

•

Level 3—inputs are generally unobservable and typically reflect management’s estimates of assumptions that market participants would use in pricing the asset or liability. The fair values are therefore determined using model-based techniques, including option pricing models and discounted cash flow models. As of December 31, 2018 and 2017, the Plan did not hold any financial instruments categorized as Level 3.

Mutual funds are valued at the closing price as reported by the fund. Common stocks are valued at the closing price reported on the active markets on which the individual securities are traded.

Common collective trusts are valued using the Net Asset Value (“NAV”) provided by the trustee in order to estimate fair value. The NAV is based on the fair value of the underlying investments held by the fund less its liabilities. In the event the Plan were to initiate a full redemption of a common collective trust, the investment advisor reserves the right to temporarily delay withdrawal from the common collective trust in order to ensure that securities liquidations will be carried out in an orderly business manner. The common collective trusts have no unfunded commitments, other redemption restrictions, or redemption notice periods. The portfolios are comprised of a mix of stocks, bonds, commodities, and cash.

Financial Instruments Measured at Fair Value

December 31, 2018	Level 1	Level 2	Total

Mutual funds	$548,357,364	$0	$548,357,364
Microsoft Common Stock	1,730,325,484	0	1,730,325,484
Separately managed accounts:
Common stock	2,894,605,848	0	2,894,605,848
Mutual funds	0	840,503,595	840,503,595
Other	83,307,144	14,495,297	97,802,441
Brokerage accounts	826,526,476	53,526,160	880,052,636

Total	$6,083,122,316	$908,525,052	6,991,647,368

Common collective trusts measured at NAV			13,235,852,703

Total Investments			$20,227,500,071

December 31, 2017	Level 1	Level 2	Total

Mutual funds	$518,153,347	$0	$518,153,347
Microsoft Common Stock	1,526,182,502	0	1,526,182,502
Separately managed accounts:
Common stock	3,071,524,082	0	3,071,524,082
Mutual funds	0	770,123,633	770,123,633
Other	180,535,880	19,112,205	199,648,085
Brokerage accounts	790,232,921	27,124,808	817,357,729

Total	$6,086,628,732	$816,360,646	6,902,989,378

Common collective trusts measured at NAV			13,026,253,235

Total Investments			$19,929,242,613

The significance of transfers between levels is evaluated based upon the nature of the financial instrument and the size of the transfer relative to total net assets available for benefits. No significant transfers occurred between Level 1 and Level 2 for the years ended December 31, 2018 and 2017.

NOTE 3 — DERIVATIVES

Investment managers acting under the Plan use derivative instruments to manage risks related to foreign currencies and interest rates, to enhance investment returns for the Plan, and to facilitate Plan portfolio diversification. The Plan’s derivatives consisted of over-the-counter foreign exchange forward contracts and exchange-traded futures contracts, as well as put and call options, for which no hedge accounting treatment is applied. The related notional amounts, gross fair values, and amounts recognized in earnings were immaterial as of and for the years ended December 31, 2018 and 2017. These derivative instruments are a component of the “Other” caption of separately managed accounts in Note 2—Financial Instruments.

NOTE 4 — PARTICIPANT LOANS

Participant loans are available in $100 increments ranging from $1,000 to $50,000. The maximum loan amount is the lesser of (a) 50 percent of the vested account balance, reduced by the current outstanding balance of all other loans from the Plan; or (b) $50,000, reduced by: (1) the current outstanding balance of all other loans from the Plan, and (2) the excess (if any) of all Plan loans during the previous 12 months over the current outstanding balance of Plan loans. When determining the maximum loan amount available under the Plan, outstanding loan balances under any subsidiary and affiliate Microsoft retirement plans are considered in conjunction with the Plan. Participants are limited to two loans—one Primary Residence Loan and one General Loan. The term of a Primary

Residence Loan may not exceed 15 years (or 30 years for Nokia Plan legacy loans) or be less than 12 months. The term of a General Loan may not exceed five years (or 15 years for Nokia Plan legacy loans) or be less than 12 months.

The interest rate for participant loans is 1 percent plus the prime rate on corporate loans. The range of interest rates for outstanding Primary Residence Loans as of December 31, 2018 was 3.25 percent to 9.00 percent, maturing at various dates through March 2044. The range of interest rates for outstanding General Loans as of December 31, 2018 was 3.25 percent to 6.25 percent, maturing at various dates through January 2024.

Loan repayments are made through after-tax payroll deductions. Terminated employees generally have 60 days to elect to continue to make loan repayments or pay off the loan in full. Failure of the terminated employee to establish a loan repayment service or payoff the loan in full during this 60-day window generally results in a default of the loan, which is taxable income to the participant, with a possible 10 percent early withdrawal penalty. However, effective January 1, 2018, terminated employees who roll over their Plan account balance to an individual retirement account (“IRA”), Roth IRA, or other employer plan during this 60-day window may avoid such taxable income and 10 percent early withdrawal penalty if they pay off the outstanding loan balance to the rollover recipient IRA custodian or employer plan by the due date (including extensions) for filing their federal income tax return for the year in which the rollover occurred.

NOTE 5 — TAX STATUS

The Internal Revenue Service has determined and informed the Plan, by a letter dated August 21, 2014, that the Plan is qualified as a tax-exempt plan under the appropriate sections of the IRC. The determination letter covered Plan amendments adopted from September 17, 2010 through August 5, 2014, and the trust agreement with Fidelity adopted on July 19, 2013. The Plan has been amended since receiving the determination letter; however, the Plan Administrator believes that the Plan is currently designed and operated in compliance with the applicable requirements of the IRC. Therefore, the Plan is tax-exempt as of the financial statement date and no provision for income taxes has been recorded in the financial statements.

NOTE 6 — PARTY-IN-INTEREST TRANSACTIONS

Certain Plan investments include common collective trusts that are managed by affiliates of Fidelity. Fidelity is the trustee and third-party administrator as defined by the Plan; therefore, these transactions qualify as party-in-interest transactions.

Transactions in Microsoft Common Stock also qualify as party-in-interest transactions. As of December 31, 2018 and 2017, the Plan held 17,035,793 shares of Microsoft Common Stock valued at $1,730,325,484 and 17,841,741 shares of Microsoft Common Stock valued at $1,526,182,502, respectively. During the years ended December 31, 2018 and 2017, the Plan recorded Microsoft Common Stock dividend income of $29,844,171 and $29,683,123, respectively.

NOTE 7 — RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

The following is a reconciliation of net assets available for benefits per the financial statements to net assets per the Form 5500, which is the annual return/report for the Plan:

December 31,	2018	2017

Net assets available for benefits per the financial statements	$20,377,747,820	$20,057,431,975
Less: benefits payable	(2,635,425)	(2,060,167)

Net assets per the Form 5500	$20,375,112,395	$20,055,371,808

The following is a reconciliation of benefits paid to participants per the financial statements to the Form 5500:

Year Ended December 31,	2018	2017

Benefits paid to participants per the financial statements	$821,220,448	$833,584,671
Plus: increase in benefits payable at year end	575,258	212,500

Benefits paid to participants per the Form 5500	$821,795,706	$833,797,171

Benefits payable are recorded on the Form 5500 for payments to participants who requested payment by December 31, but had not been paid as of that date.

MICROSOFT CORPORATION

SAVINGS PLUS 401(k) PLAN

EMPLOYER ID 91-1144442, PLAN 001

SUPPLEMENTAL SCHEDULE OF ASSETS (HELD AT END OF YEAR)

AS OF DECEMBER 31, 2018

Identity of Issue, Borrower, Lessor, or Similar Party	Shares or Units	Cost **	Current Value
BROKERAGE ACCOUNTS
BrokerageLink **	N/A		$880,052,636

COMMON COLLECTIVE TRUSTS
BlackRock LifePath Index 2020	33,391,128		336,195,238
BlackRock LifePath Index 2030	111,485,665		1,118,569,121
BlackRock LifePath Index 2040	157,715,607		1,577,061,439
BlackRock LifePath Index 2050	119,702,119		1,192,304,931
BlackRock LifePath Index 2060	18,439,869		183,557,835
BlackRock LifePath Index Retirement	13,324,603		133,972,224
BlackRock Short-term Investment Fund	696,403,812		696,403,812
Fidelity Contrafund Pool Class 3 *	84,534,820		1,326,351,319
Fidelity Growth Company Pool Class 3 *	97,229,745		1,775,415,138
Vanguard Russell 1000 Growth Index Trust	5,620,450		843,910,637
Vanguard Russell 1000 Value Index Trust	7,251,011		953,653,028
Vanguard Russell 2000 Growth Index Trust	6,740,336		890,465,796
Vanguard S&P 500 Index Trust	24,535,973		2,207,992,185

EMPLOYER STOCK
Microsoft Common Stock *	17,035,793		1,730,325,484

MUTUAL FUNDS
PIMCO All Asset All Authority	3,023,302		23,944,556
PIMCO Inflation Response Multi-Asset Response	2,900,985		21,960,455
Vanguard Short-Term Bond Index Fund (Signal)	48,734,467		502,452,353

SEPARATELY MANAGED ACCOUNTS
Artisan Mid Cap Account
Currency
DANISH KRONE	1,691		259
Publicly-traded Common Stock
ABIOMED INC	7,847		2,550,589
ADVANCED MICRO DEVICES INC	524,584		9,683,821
AGILENT TECHNOLOGIES INC	196,206		13,236,057
ALBEMARLE CORP	137,534		10,599,745
ALEXION PHARMACEUTICALS INC	142,057		13,830,670
ALIGN TECHNOLOGY INC	47,589		9,966,564
APTIV PLC	210,616		12,967,627
ATLASSIAN CORP PLC CLS A	535,445		47,643,896
BOSTON SCIENTIFIC CORP	988,975		34,950,377
BOX INC CL A	250,968		4,236,340

Identity of Issue, Borrower, Lessor, or Similar Party	Shares or Units	Cost **	Current Value
BROADRIDGE FINANCIAL SOL	86,324		8,308,685
CANADA GOOSE HOLDINGS INC (US)	303,066		13,250,046
CHIPOTLE MEXICAN GRILL INC	12,064		5,209,115
CINTAS CORP	75,594		12,699,036
COGNEX CORP	133,933		5,179,189
CONCHO RESOURCES INC	65,269		6,709,001
CREE INC	395,053		16,898,392
EDWARDS LIFESCIENCES CORP	116,788		17,888,418
EXACT SCIENCES CORP	200,696		12,663,918
EXPEDIA INC	171,397		19,307,872
FIRST REPUBLIC BANK	232,583		20,211,463
FLIR SYSTEMS INC	291,375		12,686,468
FORTIVE CORP	123,542		8,358,852
GARDNER DENVER HOLDINGS INC	809,653		16,557,404
GENMAB AS	115,804		18,970,424
GLOBAL PAYMENTS INC	459,339		47,371,631
GUIDEWIRE SOFTWARE INC	272,199		21,838,526
HARRIS CORP	161,727		21,776,541
HASBRO INC	55,387		4,500,194
HUBSPOT INC	102,615		12,901,784
IHS MARKIT LTD	811,161		38,911,393
INSULET CORP	88,927		7,053,690
LAM RESEARCH CORP	74,510		10,146,027
LONZA GROUP AG	50,875		13,183,297
LULULEMON ATHLETICA INC	132,709		16,138,741
MARKETAXESS HLDGS INC	25,594		5,408,268
MAXIM INTEGRATED PRODUCTS INC	201,076		10,224,715
MOTOROLA SOLUTIONS INC	184,714		21,249,499
NEUROCRINE BIOSCIENCES INC	131,459		9,387,487
NEW YORK TIMES CO CL A	421,833		9,402,658
OLLIES BARGAIN OUTLET HOLDINGS	43,996		2,926,174
PAGSEGURO DIGITAL LTD CL A	262,711		4,920,577
PROGRESSIVE CORP OHIO	572,473		34,537,296
ROKU INC CLASS A	123,927		3,797,123
ROPER TECHNOLOGIES INC	90,938		24,236,796
SAGE THERAPEUTICS INC	21,614		2,070,405
SERVICEMASTER GLOBAL HLDG INC	132,749		4,877,198
STANLEY BLACK & DECKER INC	157,251		18,829,235
SVB FINL GROUP	36,985		7,024,191
TABLEAU SOFTWARE INC CL A	285,521		34,262,520
TAKE-TWO INTERACTV SOFTWR INC	173,892		17,900,442
TD AMERITRADE HOLDING CORP	328,460		16,081,402
TEMENOS AG	83,571		10,024,439
TRADE DESK INC	45,219		5,248,117

Identity of Issue, Borrower, Lessor, or Similar Party	Shares or Units	Cost **	Current Value
TRANSUNION	302,187		17,164,222
TREASURY WINE ESTATES LTD	909,869		9,484,820
TRIMBLE INC	175,475		5,774,882
TWITTER INC	215,057		6,180,738
UNDER ARMOUR INC CL A	281,793		4,979,282
VEEVA SYS INC CL A	365,860		32,678,615
WAYFAIR INC	112,822		10,163,006
WELLCARE HEALTH PLANS INC	41,222		9,732,102
WEST PHARMACEUTICAL SVCS INC	115,243		11,297,271
WESTINGHOUSE AIR BRAKE TEC CRP	115,109		8,086,407
WORLDPAY INC	308,022		23,542,121
ZYNGA INC	4,010,475		15,761,167
STIFS and Money Markets
SSBK GOVT STIF FUND	30,554,597		30,554,594

Artisan Mid Cap Account Total			976,193,821

DFA Small Mid Value Account
Publicly-traded Common Stock
1 800 FLOWERS.COM INC CL A	20,105		245,884
AAR CORP	16,180		604,161
AARONS INC A	23,635		993,852
ABERCROMBIE & FITCH CO CL A	28,111		563,626
ABM INDUSTRIES INC	25,672		824,328
ABRAXAS PETROLEUM CORP	23,027		25,099
ACACIA RESEARCH—ACACIA TECH	16,702		49,772
ACADIA HEALTHCARE CO INC	34,608		889,772
ACCESS NATIONAL CORP	5,553		118,445
ACCO BRANDS CORP	41,783		283,289
ACETO CORP	12,903		10,839
ACHILLION PHARMACEUTICALS INC	65,534		104,199
ACORDA THERAPEUTICS INC	27,721		431,893
ACTUANT CORP CL A	15,327		321,714
ACUITY BRANDS INC	2,792		320,940
ACUSHNET HOLDINGS CORP	22,214		468,049
ADAMS RESOURCES AND ENERGY INC	330		12,774
ADDUS HOMECARE CORP	8,982		609,698
ADIENT PLC	21,704		326,862
ADTALEM GLOBAL EDUCATION INC	28,180		1,333,478
ADTRAN INC	37,430		401,998
ADVANCED DISPOSAL SERVICES INC	27,669		662,396
ADVANCED ENERGY INDUSTRIES INC	5,943		255,133
ADVANSIX INC	14,111		343,462
ADVERUM BIOTECHNOLOGIES INC	17,230		54,275
AECOM	125,890		3,336,085

Identity of Issue, Borrower, Lessor, or Similar Party	Shares or Units	Cost **	Current Value
AEGION CORP	17,837		291,100
AEROCENTURY CORP	600		5,742
AEROVIRONMENT INC	8,095		550,055
AGCO CORP	29,448		1,639,370
AGILYSYS INC	2,359		33,828
AGROFRESH SOLUTIONS INC	11,792		44,692
AH BELO CORP CL A	9,816		33,080
AIR LEASE CORP CL A	78,760		2,379,340
AIR TRANSPORT SERVICES GROUP	15,706		358,254
AKORN INC	21,700		73,563
ALAMO GROUP INC	9,561		739,257
ALASKA AIR GROUP INC	45,460		2,766,241
ALASKA COMM SYS GROUP INC	8,586		12,364
ALBANY INTERNATIONAL CORP CL A	5,324		332,377
ALCOA CORP	59,156		1,572,366
ALEXANDER & BALDWIN INC	7,934		145,827
ALICO INC	2,202		64,959
ALLEGHENY TECHNOLOGIES INC	21,351		464,811
ALLEGIANCE BANCSHARES INC	4,164		134,789
ALLEGIANT TRAVEL CO	1,070		107,235
ALLSCRIPTS HLTHCARE SOLS INC	136,498		1,315,841
ALPHA & OMEGA SEMICNDTR LTD	10,198		103,918
ALTA MESA RESOURCES INC A	28,631		28,631
AMAG PHARMACEUTICALS INC	3,540		53,773
AMBAC FINANCIAL GROUP INC	9,115		157,143
AMC ENTERTAINMENT HLDS CL A	17,168		210,823
AMERCO INC	7,436		2,439,826
AMERESCO INC-CL A	12,085		170,399
AMERICAN AXLE & MFG HLDGS INC	75,815		841,547
AMERICAN EAGLE OUTFITTERS INC	70,384		1,360,523
AMERICAN EQY INVT LIFE HLD CO	43,231		1,207,874
AMERICAN NATIONAL INSURANCE	6,979		888,008
AMERICAN NATL BANKSHARES INC	5,308		155,577
AMERICAN OUTDOOR BRANDS CORP	12,687		163,155
AMERICAN PUBLIC EDUCATION INC	12,805		364,430
AMERICAN SOFTWARE INC CL A	1,623		16,960
AMERICAN SUPERCONDUCTOR CORP	3,900		43,485
AMERICAN VANGUARD CORP	15,525		235,825
AMERICAN WOODMARK	6,185		344,381
AMERICAS CAR MART INC	5,142		372,538
AMERIS BANCORP	9,019		285,632
AMERISAFE INC	3,114		176,533
AMKOR TECHNOLOGY INC	154,442		1,013,140
AMNEAL PHARMACEUTICALS INC	2,344		31,714

Identity of Issue, Borrower, Lessor, or Similar Party	Shares or Units	Cost **	Current Value
AMPCO-PITTSBURG CORP	9,934		30,795
AMPHASTAR PHARMACEUTICALS INC	18,944		376,986
AMTECH SYSTEMS INC	11,695		52,978
ANDERSONS INC	21,707		648,822
ANGIODYNAMICS INC	22,392		450,751
ANIKA THERAPEUTICS INC	10,235		343,998
ANIXTER INTL INC	16,856		915,449
ANTERO RES CORP	143,033		1,343,080
APOGEE ENTERPRISES INC	15,464		461,600
APPLIED GENETIC TECHNO CORP	2,874		7,156
APPLIED INDUSTRIAL TECH INC	1,401		75,570
APPLIED OPTOELECTRONICS INC	2,233		34,455
APTEVO THERAPEUTICS INC W/I	15,529		19,722
AQUAVENTURE HOLDINGS LTD	1,166		22,026
ARAVIVE INC	2,397		8,437
ARC DOCUMENT SOLUTIONS INC	26,612		54,555
ARCBEST CORP	11,050		378,573
ARCH COAL INC CL A	9,676		803,011
ARCHROCK INC	35,558		266,329
ARCOSA INC	22,777		630,695
ARDELYX INC	19,663		35,197
ARDMORE SHIPPING CORP	7,598		35,483
ARGAN INC	7,932		300,147
ARGO GROUP INTL	20,667		1,389,856
ARMSTRONG FLOORING INC	13,129		155,447
AROTECH CORP	13,694		35,878
ARRIS INTERNATIONAL PLC	67,900		2,075,703
ARROW ELECTRONICS INC	65,258		4,499,539
ARROW FINANCIAL CORP	6,575		210,532
ASBURY AUTOMOTIVE GROUP INC	1,634		108,922
ASCENA RETAIL GROUP INC	103,961		260,942
ASCENT CAPITAL GROUP INC	7,319		2,854
ASGN INC	8,936		487,012
ASHLAND GLOBAL HOLDINGS INC	24,772		1,757,821
ASPEN INSURANCE HLDGS LTD	39,531		1,659,907
ASSERTIO THERAPEUTICS INC	27,004		97,484
ASSOCIATED BANC CORP	121,791		2,410,244
ASSURANT INC	41,993		3,755,854
ASSURED GUARANTY LTD	52,711		2,017,777
ASTEC INDUSTRIES INC	13,364		403,459
ASTRONICS CORP	10,213		310,986
ASTRONICS CORP CL B	2,236		67,997
ASURE SOFTWARE INC	1,348		6,848
AT HOME GROUP INC	5,503		102,686

Identity of Issue, Borrower, Lessor, or Similar Party	Shares or Units	Cost **	Current Value
ATHENE HOLDING LTD	16,831		670,379
ATLANTIC CAPITAL BANCSHARES IN	5,980		97,893
ATLAS AIR WORLD	19,932		840,931
ATLAS FINANCIAL HOLDINGS INC	5,380		43,524
ATN INTERNATIONAL INC	5,868		419,738
AUTONATION INC	56,916		2,031,901
AVANOS MEDICAL INC	20,990		940,142
AVIAT NETWORKS INC	2,296		30,422
AVNET INC	86,446		3,120,701
AVX CORP	47,969		731,527
AWARE INC MASS	5,120		18,483
AXCELIS TECHNOLOGIES INC	16,091		286,420
AXIS CAPITAL HOLDINGS LTD	17,045		880,204
AXOS FINANCIAL INC	6,777		170,645
AXT INC	24,878		108,219
AZZ INC	8,391		338,661
B&G FOODS INC	4,906		141,832
BALLANTYNE STRONG INC	1,527		1,756
BANC OF CALIFORNIA INC	18,068		240,485
BANCFIRST CORP	7,876		393,012
BANCORP INC DEL	44,441		353,750
BANCORPSOUTH BANK	17,762		464,299
BANK MARIN BANCORP	3,092		127,514
BANK OZK	35,129		801,995
BANKFINANCIAL CORP	1,100		16,445
BANKUNITED INC	17,726		530,716
BANNER CORP	20,197		1,080,136
BAR HARBOR BANKSHARES	4,120		92,412
BARNES & NOBLE EDUCATION INC	27,282		109,401
BARNES & NOBLE INC	38,081		269,994
BARNES GROUP INC	13,780		738,884
BASIC ENERGY SERVICES INC	11,264		43,254
BASSETT FURNITURE INDS INC	2,530		50,701
BAYCOM CORP	797		18,403
BBX CAPITAL CORP A	9,077		52,011
BCB BANCORP INC	2,239		23,442
BEACON ROOFING SUPPLY INC	17,022		539,938
BED BATH & BEYOND INC	48,630		550,492
BEL FUSE INC NV CL B	4,882		89,926
BELDEN INC	12,698		530,395
BELMOND LTD CL A	29,035		726,746
BENCHMARK ELECTRONICS INC	17,175		363,767
BENEFICIAL BANCORP INC	24,108		344,503
BERKSHIRE HILLS BANCORP INC	17,494		471,813

Identity of Issue, Borrower, Lessor, or Similar Party	Shares or Units	Cost **	Current Value
BIG 5 SPORTING GOODS CORP	13,448		34,830
BIG LOTS INC	11,770		340,388
BIGLARI HLDGS INC CL A	32		18,805
BIGLARI HLDGS INC CL B	458		52,020
BJ’S RESTAURANTS INC	2,502		126,526
BLACK BOX CORPORATION	14,093		15,220
BLUCORA INC	25,203		671,408
BLUE HILLS BANCORP INC	7,702		164,361
BMC STK HLDGS INC	33,431		517,512
BOISE CASCADE CO	14,835		353,815
BOJANGLES INC	8,714		140,121
BOK FINANCIAL COMMON NEW	4,513		330,938
BONANZA CREEK ENERGY INC	7,851		162,280
BOOT BARN HOLDINGS INC	7,611		129,615
BORGWARNER INC	26,522		921,374
BOSTON PRIVATE FINL HLDG INC	49,409		522,253
BOYD GAMING CORP	4,249		88,294
BRADY CORPORATION CL A	12,369		537,557
BRIDGE BANCORP INC	5,768		147,026
BRIDGEPOINT EDUCATION INC	24,045		168,555
BRIGGS & STRATTON CORP	11,655		152,447
BRISTOW GROUP INC	19,292		46,880
BROADWIND ENERGY INC	2,409		3,132
BROOKDALE SENIOR LIVING INC	73,402		491,793
BROOKLINE BANCORP INC	32,544		449,758
BROOKS AUTOMATION INC	25,884		677,643
BRYN MAWR BANK CORP	10,614		365,122
BSB BANCORP INC	433		12,150
BSQUARE CORP	6,836		10,596
BUILD A BEAR WORKSHOP INC	9,374		37,027
C & F FINANCIAL CORP	236		12,558
C T S CORP	4,030		104,337
C&J ENERGY SERVICES INC	13,324		179,874
CACI INTERNATIONAL INC	7,368		1,061,213
CADENCE BANCORP CL A	17,811		298,869
CAI INTERNATIONAL INC	9,925		230,558
CALERES INC	20,269		564,086
CALITHERA BIOSCIENCES INC	7,881		31,603
CALIX NETWORKS INC	20,063		195,614
CALLAWAY GOLF CO	28,808		440,762
CALLON PETROLEUM CO	70,269		456,046
CAL-MAINE FOODS INC	7,223		305,533
CAMBREX CORP	2,839		107,201
CAMDEN NATIONAL CORP	7,364		264,883

Identity of Issue, Borrower, Lessor, or Similar Party	Shares or Units	Cost **	Current Value
CANNAE HOLDINGS INC	12,860		220,163
CAPITAL CITY BANK GROUP INC	7,893		183,197
CAPITOL FED FINL (2ND STEP CV)	69,424		886,544
CARBO CERAMICS INC	1,684		5,860
CARDTRONICS PLC	6,247		162,422
CAREER EDUCATION CORP	13,510		154,284
CARLISLE COS INC	1,922		193,199
CAROLINA FINANCIAL CORP	3,671		108,625
CARPENTER TECHNOLOGY CORP	25,482		907,414
CARRIAGE SERVICES INC	8,718		135,129
CARROLS RESTAURANT GROUP INC	10,511		103,428
CARS.COM INC	28,640		615,760
CASEY GENERAL STORES	4,478		573,811
CATALYST BIOSCIENCES INC	2,041		16,103
CATO CORP CL A	11,900		169,813
CAVCO INDUSTRIES INC	2,823		368,063
CBIZ INC	32,659		643,382
CECO ENVIRONMENTAL CORP	16,950		114,413
CELADON GRP INC	11,160		9,263
CELLDEX THERAPEUTICS INC	37,896		7,500
CENTENNIAL RESOURCE DEV INC A	47,728		525,963
CENTERSTATE BANKS CORPORATION	12,631		265,756
CENTRAL GARDEN & PET CO	4,347		149,754
CENTRAL GARDEN & PET CO CL A	15,468		483,375
CENTRAL PACIFIC FINANCIAL CORP	12,818		312,118
CENTRAL VALLEY CMNTY BANCORP	3,234		61,026
CENTURY ALUMINUM COMPANY	30,146		220,367
CENTURY BANCORP INC CL A NVTG	842		57,029
CENTURY CASINOS INC	4,738		35,014
CENTURY COMMUNITIES INC	11,017		190,153
CEVA INC	1,021		22,554
CHART INDUSTRIES INC	21,237		1,381,042
CHEFS WAREHOUSE INC	10,361		331,345
CHEMICAL FINANCIAL CORP	20,997		768,700
CHICAGO RIVET & MACHINE CO	300		9,450
CHICOS FAS INC	55,317		310,882
CHIMERIX INC	23,842		61,274
CHUYS HOLDINGS INC	4,237		75,164
CIMAREX ENERGY CO	25,014		1,542,113
CINCINNATI BELL INC	3,412		26,545
CINEMARK HOLDINGS INC	6,886		246,519
CIRCOR INTERNATIONAL INC	15,023		319,990
CIRRUS LOGIC INC	6,355		210,859
CIT GROUP INC	30,074		1,150,932

Identity of Issue, Borrower, Lessor, or Similar Party	Shares or Units	Cost **	Current Value
CITI TRENDS INC	7,437		151,640
CITIZENS & NORTHERN CORP	1,167		30,844
CITY HOLDING CO	2,652		179,249
CIVEO CORP	42,900		61,347
CIVISTA BANCSHARES INC	1,509		26,287
CIVITAS SOLUTIONS INC	4,275		74,855
CLEAN ENERGY FUELS CORP	76,434		131,466
CLEAN HARBORS INC	14,279		704,669
CLEARFIELD INC	900		8,928
CLEARWATER PAPER CORP	7,361		179,388
CLOUD PEAK ENERGY INC	62,325		22,830
CNB FINANCIAL CORP PA	4,054		93,039
CNX RESOURCES CORP	112,834		1,288,564
COEUR MINING INC	38,896		173,865
COHERENT INC	1,706		180,341
COHU INC	17,721		284,776
COLFAX CORP	44,485		929,737
COLUMBIA BANKING SYSTEMS INC	19,923		723,006
COLUMBUS MCKINNON CORP NY	9,770		294,468
COMMERCIAL METALS CO	44,935		719,859
COMMERCIAL VEHICLE GROUP INC	14,651		83,511
COMMSCOPE HOLDING CO INC	12,385		202,990
COMMUNITY BANK SYSTEMS INC	14,391		838,995
COMMUNITY HEALTH SYS INC NEW	29,982		84,549
COMMUNITY TRUST BANCORP INC	7,596		300,878
COMPUTER TASK GROUP INC	7,144		29,148
COMTECH TELECOMMUNICATIONS NEW	11,781		286,750
CONCERT PHARMACEUTICALS INC	3,077		38,616
CONDUENT INC	54,399		578,261
CONMED CORP	10,915		700,743
CONNECTONE BANCORP INC	12,075		223,025
CONNS INC	6,097		114,989
CONSOL ENERGY INC—W/I	14,104		447,238
CONSOLIDATED COMM HLDGS INC	20,864		206,136
CONSOLIDATED TOMOKA LAND CO	1,749		91,823
CONSUMER PORTFOLIO SVCS INC	8,447		25,425
CONTAINER STORE GROUP INC	299		1,426
CONTANGO OIL & GAS CO	17,582		57,142
CONTROL4 CORP	6,963		122,549
COOPER STANDARD HOLDING INC	6,673		414,527
COOPER TIRE & RUBBER COMPANY	23,810		769,777
COPA HOLDINGS SA CL A	4,889		384,813
CORE MOLDING TECH INC	2,250		15,998
CORE-MARK HOLDING CO INC	12,927		300,553

Identity of Issue, Borrower, Lessor, or Similar Party	Shares or Units	Cost **	Current Value
COREPOINT LODGING INC	1,235		15,129
COSTAMARE INC	24,782		108,793
COTY INC CL A	174,816		1,146,793
COVENANT TRANSPORT GROUP CL A	5,960		114,432
COWEN INC	12,173		162,388
CPI AEROSTRUCTURES INC	3,000		19,110
CRA INTERNATIONAL INC	4,216		179,391
CRAFT BREW ALLIANCE INC	12,121		173,452
CRAY INC	12,776		275,834
CREE INC	16,453		703,777
CROCS INC	7,676		199,422
CROSS COUNTRY HEALTHCARE INC	13,126		96,214
CRYOLIFE INC	8,691		246,651
CSS INDUSTRIES INC	3,889		34,884
CSW INDUSTRIALS INC W/I	3,442		166,421
CUBIC CORP	7,967		428,147
CULP INC	4,391		82,990
CUSTOMERS BANCORP INC	11,904		216,653
CVB FINANCIAL CORP	9,879		199,852
CYBEROPTICS CORP	4,223		74,451
DAKTRONICS INC	23,392		173,101
DANA INC	12,901		175,841
DARLING INGREDIENTS INC	70,257		1,351,745
DATA I O CORP	1,500		7,500
DAWSON GEOPHYSICAL CO	12,650		42,757
DEAN FOODS CO	37,860		144,247
DECKERS OUTDOOR CORP	8,747		1,119,179
DEL FRISCOS RESTAURANT GP INC	11,081		79,229
DEL TACO RESTAURANTS INC	15,658		156,423
DELEK US HOLDINGS INC	32,030		1,041,295
DELUXE CORP	3,009		115,666
DENBURY RESOURCES INC	169,885		290,503
DESTINATION MATERNITY INC	2,888		8,202
DESTINATION XL GROUP INC	20,171		43,771
DHI GROUP INC	34,657		52,679
DHT HOLDINGS INC	39,179		153,582
DIAMOND OFFSHORE DRILLING	43,905		414,463
DICKS SPORTING GOODS INC	30,043		937,342
DIGI INTERNATIONAL INC	16,542		166,909
DIGIRAD CORP	4,600		2,622
DILLARDS INC CL A	12,315		742,718
DIME COMMUNITY BANCSHARES INC	21,613		366,989
DINE BRANDS GLOBAL INC	1,415		95,286
DIODES INC	23,825		768,595

Identity of Issue, Borrower, Lessor, or Similar Party	Shares or Units	Cost **	Current Value
DIPLOMAT PHARMACY INC	9,637		129,714
DIXIE GROUP INC	3,539		2,488
DMC GLOBAL INC	3,401		119,443
DOMTAR CORP	26,560		933,053
DONEGAL GROUP INC CL A	13,971		190,634
DORIAN LPG LTD	15,775		91,968
DOUGLAS DYNAMICS INC	1,730		62,090
DOVER MOTORSPORTS INC	4,100		7,708
DRIL-QUIP INC	21,482		645,104
DSP GROUP	11,328		126,874
DSW INC CL A	31,955		789,289
DUCOMMUN INC	6,929		251,661
DXP ENTERPRISES INC	4,428		123,276
DYCOM INDUSTRIES INC	1,987		107,377
EAGLE BANCORP INC MD	9,153		445,843
EAGLE BULK SHIPPING INC	13,074		60,271
EARTHSTONE ENERGY INC	2,637		11,919
EASTERN CO	1,100		26,598
ECHO GLOBAL LOGISTICS INC	14,052		285,677
ECHOSTAR CORP CL A	25,330		930,118
ECLIPSE RESOURCES CORP	26,210		27,521
EDGEWELL PERSONAL CARE CO	17,015		635,510
EHEALTH INC	1,048		40,264
EL POLLO LOCO HLDGS INC	9,480		143,812
ELECTRO SCIENTIFIC INDS INC	19,743		591,500
ELECTROMED INC	1,717		8,740
ELECTRONICS FOR IMAGING INC	22,132		548,874
ELEMENT SOLUTIONS INC	85,185		879,961
ELLIE MAE INC	5,147		323,386
EMC INSURANCE GROUP INC	7,803		248,526
EMCOR GROUP INC	7,315		436,632
EMCORE CORP	13,001		54,604
EMERALD EXPOSITIONS EVENTS INC	3,178		39,217
EMERGENT BIOSOL	10,533		624,396
EMPLOYERS HOLDINGS INC	15,647		656,705
ENCORE CAP GROUP INC	19,250		452,375
ENCORE WIRE CORPORATION	7,480		375,346
ENDO INTERNATIONAL PLC	47,059		343,531
ENERSYS INC	2,949		228,872
ENGILITY HOLDINGS INC	15,047		428,238
ENLINK MIDSTREAM LLC	43,187		409,845
ENNIS INC	8,746		168,361
ENOVA INTL INC	22,523		438,298
ENPRO INDUSTRIES INC	3,752		225,495

Identity of Issue, Borrower, Lessor, or Similar Party	Shares or Units	Cost **	Current Value
ENSCO PLC CL A	138,144		491,793
ENSIGN GROUP INC	8,977		348,218
ENSTAR GROUP LTD	4,554		763,114
ENTEGRA FINANCIAL CORP	890		18,468
ENTERCOM COMM CORP CL A	30,954		176,747
ENTERPRISE FINL SVCS CORP	5,072		190,859
ENTRAVISION COMMUN CRP CL A	26,247		76,379
EPLUS INC	5,337		379,834
EQUITY BANCSHARES INC	3,160		111,390
ERA GROUP INC	10,194		89,096
ESCALADE	1,300		14,885
ESCO TECHNOLOGIES INC	8,703		573,963
ESPEY MFG.&ELECTRIC	272		6,778
ESSA BANCORP INC	3,403		53,121
ESSENDANT INC	17,881		224,943
ESTERLINE TECHNOLOGIES CORP	12,477		1,515,332
ETHAN ALLEN INTERIORS INC	11,916		209,602
EVINE LIVE INC CL A	4,996		1,993
EVOLENT HEALTH INC A	15,963		318,462
EXLSERVICE HOLDINGS INC	3,635		191,274
EXPERI CORP	7,103		130,624
EXPRESS INC	35,565		181,737
EXTENDED STAY AMERICA INC UNIT	63,262		980,561
EXTERRAN CORP	13,901		246,048
EXTRACTION OIL & GAS INC	30,456		130,656
EZCORP INC CL A NON VTG	40,315		311,635
FABRINET	11,175		573,389
FARMER BROTHERS CO	4,653		108,554
FARMERS NATL BANC CORP	7,317		93,219
FARO TECHNOLOGIES INC	6,875		279,400
FB FINANCIAL CORP	408		14,288
FBL FINANCIAL GROUP INC CL A	10,355		679,806
FCB FINANCIAL HLDGS INC CL A	12,046		404,505
FEDERAL AGRI MTG NON VTG CL C	3,241		195,886
FEDERAL SIGNAL CORP	19,835		394,717
FEDNAT HOLDING CO	9,690		193,025
FERROGLOBE PLC	42,510		67,591
FERROGLOBE REP&WARRANTY INS TR	20,872		0
FIDELITY SOUTHERN CORP	13,459		350,203
FIESTA RESTAURANT GROUP INC	8,557		132,719
FINANCIAL INSTITUTIONS INC	9,443		242,685
FINISAR CORP	36,346		785,074
FINJAN HOLDINGS INC	4,000		10,040
FIRST AMERICAN FINANCIAL CORP	31,912		1,424,552

Identity of Issue, Borrower, Lessor, or Similar Party	Shares or Units	Cost **	Current Value
FIRST BANCORP INC ME	3,780		99,414
FIRST BANCORP NC	7,891		257,720
FIRST BANCORP PUERTO RICO	75,087		645,748
FIRST BANCSHARES INC MISS	2,414		73,024
FIRST BUSEY CORP	8,553		209,891
FIRST BUSINESS FIN SVCS INC	357		6,965
FIRST CITIZENS BANCSHARES INC	1,189		448,312
FIRST COMMONWEALTH FINL CORP	38,571		465,938
FIRST COMMUNITY BANKSHARES, IN	8,770		276,080
FIRST DEFIANCE FINL CORP	9,768		239,414
FIRST FINANCIAL BANCORP	39,791		943,843
FIRST FINANCIAL INDIANA	1,588		63,758
FIRST FINANCIAL NORTWEST INC	4,521		69,940
FIRST FOUNDATION INC	10,388		133,590
FIRST HAWAIIAN INC	12,312		277,143
FIRST HORIZON NATIONAL CORP	45,602		600,122
FIRST INTERNET BANCORP	2,793		57,089
FIRST INTST BANCSYST INC CL A	14,392		526,172
FIRST MERCHANTS CORP	12,999		445,476
FIRST MID ILL BANCSHARES INC	2,088		66,649
FIRST MIDWEST BANCORP INC DEL	42,724		846,362
FIRST NORTHWEST BANCORP	553		8,201
FIRST OF LONG ISLAND CORP	7,177		143,181
FIRST SOLAR INC	16,996		721,565
FIRST SOURCE CORP	6,543		263,945
FITBIT INC CL A	20,721		102,983
FIVE PRIME THERAPEUTICS INC	9,149		85,086
FIVE STAR SENIOR LIVING INC	2,229		1,037
FLAGSTAR BANCORP INC	20,336		536,870
FLEX LTD	104,927		798,494
FLEXIBLE SOLUTIONS INTL INC	4,800		6,480
FLEXSTEEL IND	3,153		69,618
FLOTEK INDUSTRIES INC	27,543		30,022
FLUSHING FINANCIAL CORP	14,849		319,699
FNB CORP PA	103,018		1,013,697
FONAR CORP	2,259		45,722
FOOT LOCKER INC	38,220		2,033,304
FORESTAR GROUP INC	4,358		60,358
FORMFACTOR INC	23,258		327,705
FORUM ENERGY TECHNOLOGIES INC	48,348		199,677
FORWARD AIR CORP	3,912		214,573
FOSSIL GROUP INC	10,522		165,511
FOSTER L B CO CL A	6,716		106,784
FRANCESCA’S HOLDINGS CORP	15,964		15,498

Identity of Issue, Borrower, Lessor, or Similar Party	Shares or Units	Cost **	Current Value
FRANKLIN ELECTRIC CO. INC.	11,668		500,324
FRANKLIN FINANCIAL NETWORK INC	6,007		158,405
FRANK’S INTERNATIONAL NV	12,493		65,213
FREDS INC CL A	18,000		34,020
FREIGHTCAR AMERICA INC	7,555		50,543
FRESH DEL MONTE PRODUCE INC	20,165		570,065
FRIEDMAN INDS INC	1,579		11,132
FRONTIER COMMUNICATIONS CORP	29,212		69,525
FRP HOLDINGS INC	1,592		73,248
FS BANCORP INC	627		26,886
FTD COS INC	15,098		22,345
FTI CONSULTING INC	17,092		1,139,011
FUELCELL ENERGY INC	9,790		5,389
FULLER H B CO	16,316		696,204
FULTON FINANCIAL CORP	69,784		1,080,256
FUTUREFUEL CORP	16,917		268,304
GAIN CAPITAL HOLDINGS INC	23,065		142,080
GAMCO INVESTORS INC	416		7,026
GAMESTOP CORP CL A	41,371		522,102
GANNETT CO INC NEW	44,579		380,259
GASLOG LTD	14,670		241,468
GATX CORP	14,535		1,029,223
GCI LIBERTY INC CL A	2,113		86,971
GCI LIBERTY SR A 5% PFD PERP	670		16,234
GENCO SHIPPING & TRADING LTD	5,405		42,645
GENCOR INDUSTRIES INC	2,966		32,537
GENESCO INC	11,758		520,879
GENESEE & WYOMING INC CL A	27,390		2,027,408
GENTEX CORP	44,654		902,457
GENTHERM INC	8,717		348,506
GENWORTH FINANCIAL INC A	23,897		111,360
GEOSPACE TECHNOLOGIES CORP	7,949		81,954
GERMAN AMERICAN BANCORP INC	5,325		147,875
GIBRALTAR INDUSTRIES INC	10,725		381,703
G-III APPAREL GROUP LTD	18,293		510,192
GLATFELTER	20,475		199,836
GLOBAL EAGLE ENTERTAINMENT INC	1,935		4,315
GLOBAL INDEMNITY LTD	5,753		208,431
GMS INC	5,426		80,630
GOLD RESOURCE CORP	2,679		10,716
GOLDEN OCEAN GROUP LTD	1,900		11,704
GOLDFIELD CORP	18,894		42,700
GOODRICH PETROLEUM CORP	886		11,961
GOODYEAR TIRE & RUBBER CO	61,894		1,263,257

Identity of Issue, Borrower, Lessor, or Similar Party	Shares or Units	Cost **	Current Value
GORMAN-RUPP CO	5,829		188,918
GP STRATEGIES CORP	6,168		77,778
GRAHAM CORPORATION	3,138		71,672
GRAHAM HOLDINGS CO	1,844		1,181,230
GRANITE CONSTRUCTION INC	23,850		960,678
GRAPHIC PACKAGING HOLDING CO	2,427		25,823
GRAY TELEVISION INC	27,725		408,667
GREAT LAKES DREDGE & DOCK CORP	28,458		188,392
GREAT SOUTHERN BANCORP INC	7,626		351,025
GREAT WESTERN BANCORP INC	18,056		564,250
GREEN BANCORP INC	8,200		140,548
GREEN BRICK PARTNERS INC	4,940		35,766
GREEN DOT CORP CLASS-A	3,683		292,872
GREEN PLAINS INC	17,085		223,984
GREENBRIER COMPANIES INC	10,773		425,964
GREENLIGHT CAPITAL RE LTD A	15,550		134,041
GREIF INC CL A	10,414		386,464
GREIF INC CL B	2,044		90,754
GRIFFON CORP	10,897		113,874
GROUP 1 AUTOMOTIVE INC	7,451		392,817
GSI TECHNOLOGY INC	4,196		21,567
GUARANTY BANCORP	3,220		66,815
GUARANTY BANCSHARES INC	187		5,576
GUESS INC	53,162		1,104,175
GULF ISLAND FABRICATION INC	8,612		62,179
GULFPORT ENERGY CORP	61,032		399,760
HABIT RESTAURANTS INC CL A	3,310		34,755
HAEMONETICS CORP MASS	8,180		818,409
HALCON RESOURCES CORP	45,125		76,713
HALLADOR PETROLEUM CO	1,473		7,468
HALLMARK FIN SERVICES INC	2,831		30,263
HANCOCK WHITNEY CORP	32,326		1,120,096
HANMI FINANCIAL CORPORATION	10,647		209,746
HANOVER INSURANCE GROUP INC	9,270		1,082,458
HARBORONE BANCORP INC	2,658		42,236
HARMONIC INC	61,557		290,549
HARTE-HANKS INC	2,213		5,355
HARVARD BIOSCIENCES INC	12,612		40,106
HAVERTY FURNITURE COS INC	9,000		169,020
HAWAIIAN HLDGS INC	15,456		408,193
HAWKINS INC	3,526		144,390
HAYNES INTL INC	6,822		180,101
HCI GROUP INC	3,879		197,092
HEALTHSTREAM INC	5,224		126,160

Identity of Issue, Borrower, Lessor, or Similar Party	Shares or Units	Cost **	Current Value
HEARTLAND EXPRESS INC	17,915		327,845
HEARTLAND FINANCIAL USA INC	6,927		304,442
HECLA MINING CO	259,286		611,915
HEIDRICK & STRUGGLES INTL INC	8,975		279,930
HELEN OF TROY LTD	7,986		1,047,603
HELIX ENERGY SOL GRP INC	100,803		545,344
HELMERICH & PAYNE INC	19,095		915,414
HEMISPHERE MEDIA GRP INC	2,456		29,816
HERC HOLDINGS INC	1,543		40,103
HERITAGE COMMERCE CORP	18,977		215,199
HERITAGE CRYSTAL CLEAN INC	3,917		90,130
HERITAGE FINANCIAL CORP WASH	14,586		433,496
HERITAGE INSURANCE HOLDINGS IN	6,067		89,306
HERTZ GLOBAL HOLDINGS INC	26,095		356,197
HIBBETT SPORTS INC	9,873		141,184
HIGHPOINT RESOURCES CORP	51,730		128,808
HILL INTL INC	5,059		15,582
HILLTOP HLDGS I	35,827		638,795
HINGHAM INSTITUTION FOR SAVING	104		20,565
HMS HOLDINGS CORP	11,335		318,854
HOME BANCORP INC	1,037		36,710
HOME BANCSHARES INC	9,379		153,253
HOMESTREET INC	12,030		255,397
HOMETRUST BANCSHARES INC	4,475		117,156
HOOKER FURNITURE CORP	4,681		123,298
HOPE BANCORP INC	70,553		836,759
HORACE MANN EDUCATORS CORP	16,151		604,855
HORIZON BANCORP INC INDIANA	12,424		196,051
HORIZON GLOBAL CORP	8,142		11,643
HORIZON PHARMA PLC	7,629		149,071
HORNBECK OFFSHORE SERVICES INC	7,548		10,869
HOSTESS BRANDS INC CL A	22,100		241,774
HOUGHTON MIFFLIN HARCOURT CO	24,433		216,476
HOUSTON WIRE & CABLE CO	3,800		19,228
HOWARD BANCORP INC	1,304		18,647
HOWARD HUGHES CORP	5,322		519,534
HUB GROUP INC CL A	8,173		302,973
HUDSON TECHNOLOGIES INC	17,316		15,411
HUNTSMAN CORP	56,722		1,094,167
HURCO INC	2,508		89,536
HURON CONSULTING GROUP INC	9,878		506,840
HUTTIG BUILDING PRODUCTS INC	4,166		7,499
HYSTER-YALE MATRS	3,237		200,565
IBERIABANK CORP	20,700		1,330,596

Identity of Issue, Borrower, Lessor, or Similar Party	Shares or Units	Cost **	Current Value
ICF INTERNATIONAL INC	8,555		554,193
ICHOR HOLDINGS LTD	4,063		66,227
IES HOLDINGS INC	467		7,262
II-VI INC.	25,776		836,689
IMAX CORP	14,710		276,695
IMMUNE DESIGN CORP	3,388		4,404
INDEPENDENCE CONTRACT DRILLING	5,182		16,168
INDEPENDENT BANK CORP MASS	6,697		470,866
INDEPENDENT BANK GROUP INC	7,407		339,018
INFINERA CORP	33,979		135,576
INGLES MARKETS INC-CL A	5,628		153,194
INGREDION INC	24,767		2,263,704
INNERWORKINGS INC	23,848		89,192
INNOPHOS HOLDINGS INC	7,296		178,971
INNOSPEC INC	8,663		535,027
INOVALON HOLDINGS INC CL A	4,377		62,066
INSIGHT ENTERPRISES INC	1,200		48,900
INSTEEL INDUSTRIES INC	8,006		194,386
INTEGER HOLDINGS CORP	12,374		943,641
INTER PARFUMS INC	4,965		325,555
INTERNATIONAL BANCSHARES CORP	32,952		1,133,549
INTERNATIONAL GAME TECHNGY PLC	32,066		469,126
INTERNATIONAL SEAWAYS INC	9,865		166,127
INTEST CORP	7,530		46,159
INTEVAC INC	10,220		53,451
INTL FCSTONE INC	6,402		234,185
INTRA-CELLULAR THERAPIES INC	3,875		44,136
INTREPID POTASH INC	43,981		114,351
INVACARE CORP	23,549		101,261
INVESCO LTD	15,534		260,039
INVESTMENT TECH GROUP INC	25,753		778,771
INVESTORS BANCORP INC NEW	126,242		1,312,917
INVESTORS TITLE CO	623		110,072
IRIDIUM COMMUNICATIONS INC	34,395		634,588
ITT INC	26,821		1,294,650
J ALEXANDERS HLDGS INC	3,098		25,497
JABIL INC	82,807		2,052,786
JACOBS ENGINEERING GROUP INC	17,723		1,036,087
JAMES RIVER GROUP HOLDINGS LTD	5,097		186,244
JANUS HENDERSON GROUP PLC	69,067		1,431,068
JELD-WEN HOLDING INC	1,552		22,054
JETBLUE AIRWAYS CORP	150,578		2,418,283
JOHNSON OUTDOORS INC CL A	916		53,806
JONES LANG LASALLE INC	819		103,685

Identity of Issue, Borrower, Lessor, or Similar Party	Shares or Units	Cost **	Current Value
K12 INC	18,779		465,531
KADANT INC	3,339		271,995
KAMAN CORP	10,795		605,492
KB HOME	13,583		259,435
KBR INC	45,925		697,142
KEANE GROUP INC	10,017		81,939
KEARNY FINANCIAL CORP	41,957		537,889
KELLY SERVICES INC CL A	18,019		369,029
KEMET CORP	9,968		174,839
KEMPER CORP	24,370		1,617,681
KENNAMETAL INC	26,522		882,652
KENNEDY-WILSON HOLDINGS INC	6,856		124,574
KEWAUNEE SCIENTIFIC CORP	482		16,022
KEYW HOLDING CORP	15,256		102,063
KIMBALL ELECTRONICS INC	12,463		193,052
KIMBALL INTL INC CL B	1,756		24,918
KINGSTONE COS INC	1,243		21,989
KIRBY CORP	24,109		1,623,982
KIRKLANDS INC	12,594		120,021
KLX ENERGY SVCS HLDGS INC W/I	11,526		270,285
KNIGHT-SWIFT TRANP HOLDG CL A	33,063		828,889
KNOWLES CORP	31,919		424,842
KORN FERRY	22,802		901,591
KOSMOS ENERGY LTD	50,571		205,824
KRATON CORP	12,298		268,588
KRONOS WORLDWIDE INC	3,131		36,069
KULICKE & SOFFA INDUSTRIES INC	52,425		1,062,655
KVH INDUSTRIES INC	4,416		45,441
LA Z BOY INC	23,367		647,500
LAKELAND BANCORP INC	14,913		220,862
LAKELAND INDUSTRIES INC	3,461		36,133
LANDEC CORP	8,714		103,174
LANDMARK BANCORP INC	665		15,232
LAREDO PETROLEUM INC	72,604		262,826
LAUREATE EDUCATION INC CL A	6,725		102,489
LCI INDUSTRIES	6,364		425,115
LCNB CORPORATION	2,003		30,345
LEAF GROUP LTD	2,170		14,865
LEAR CORP NEW	930		114,260
LEGACYTEXAS FINANCIAL GRP INC	37,501		1,203,407
LEGG MASON INC	50,411		1,285,985
LENDINGCLUB CORP	55,381		145,652
LHC GROUP INC	16,424		1,541,885
LIBBEY INC.	10,581		41,054

Identity of Issue, Borrower, Lessor, or Similar Party	Shares or Units	Cost **	Current Value
LIBERTY EXPEDIA HLDGS INC CL A	16,796		656,892
LIBERTY LATIN AMERICA LTD CL A	16,937		245,248
LIBERTY LATIN AMERICA LTD CL C	37,903		552,247
LIBERTY TAX INC CL A	2,227		26,123
LIBERTY TRIPADVISOR HOLDG A WI	26,810		426,011
LIFETIME BRANDS INC	8,088		81,123
LIGHTPATH TECHNOLOGIES CL A	11,419		17,014
LIMELIGHT NETWORKS INC	5,735		13,420
LIMONEIRA CO	2,703		52,844
LIONS GATE ENT CORP A	25,596		412,096
LIONS GATE ENT CORP B	39,553		588,549
LIQUIDITY SERVICES INC	15,135		93,383
LITHIA MOTORS INC CL A	6,880		525,150
LIVANOVA PLC	2,210		202,149
LIVE OAK BANCSHARES INC	4,217		62,454
LIVERAMP HOLDINGS INC	63,181		2,440,682
LOGMEIN INC	9,723		793,105
LONESTAR RESOURCES US INC A	3,829		13,976
LOUISIANA PACIFIC CORP	48,208		1,071,182
LSB INDUSTRIES INC	8,252		45,551
LSC COMMUNICATIONS INC	10,190		71,330
LSI INDUSTRIES INC	12,484		39,574
LUMENTUM HOLDINGS INC	5,180		217,612
LUMINEX CORP	9,177		212,080
LUNA INNOVATIONS INC	4,212		14,110
LUXOFT HOLDING INC—CL A	411		12,503
LYDALL INC	2,138		43,423
LYON WILLIAM HOMES CLS A	11,485		122,775
M D C HOLDINGS INC	23,567		662,468
M/I HOMES INC	19,890		418,088
MACOM TECHNOLOGY SOLN HLDS INC	4,960		71,970
MACQUARIE INFRASTRUCTURE CORP	19,969		730,067
MAGELLAN HEALTH INC	11,627		661,460
MAIDEN HLDGS LTD	42,076		69,425
MALLINCKRODT PLC	35,147		555,323
MAMMOTH ENERGY SERVICES INC	2,313		41,588
MANITOWOC CO INC	20,720		306,034
MANPOWERGROUP INC	22,013		1,426,442
MANTECH INTL CORP CL A	12,175		636,692
MARCHEX INC	12,388		32,828
MARCUS CORP	3,304		130,508
MARINEMAX INC	11,985		219,445
MARLIN BUSINESS SERVICES CORP	6,395		142,800
MARRIOTT VACATIONS WORLD	12,313		868,190

Identity of Issue, Borrower, Lessor, or Similar Party	Shares or Units	Cost **	Current Value
MARTEN TRANSPORT LTD	24,736		400,476
MASONITE INTERNATIONAL CORP	7,463		334,566
MASTEC INC	30,180		1,224,101
MATADOR RESOURCES COMPANY	10,013		155,502
MATERION CORP	15,486		696,715
MATRIX SERVICE CO	8,078		144,919
MATSON INC	16,984		543,828
MATTHEWS INTL CORP CL A	5,702		231,615
MAXLINEAR INC	6,623		116,565
MB FINANCIAL INC	20,038		794,106
MBT FINANCIAL CORP	6,106		56,786
MCCLATCHY COMPANY CL A	1,242		9,501
MCDERMOTT INTL INC	47,979		313,783
MCEWEN MINING INC	24,025		43,726
MCGRATH RENTCORP	8,838		454,980
MEDNAX INC	27,721		914,793
MEDPACE HOLDINGS INC	2,100		111,153
MEET GROUP INC/THE	45,933		212,670
MELINTA THERAPEUTICS INC	6,184		4,902
MERCANTILE BANK CORP	7,211		203,783
MERCER INTERNATIONAL INC	24,264		253,316
MERCURY GENERAL CORP	10,996		568,603
MERCURY SYSTEMS INC	10,243		484,391
MEREDITH CORP.	12,781		663,845
MERIDIAN BANCORP INC	10,774		154,284
MERIT MEDICAL SYSTEMS INC	13,743		766,997
MERITAGE HOMES CORP	15,110		554,839
MERRIMACK PHARMACEUTICALS INC	9,020		34,817
META FINL GROUP INC	11,058		214,415
METHODE ELECTRONICS INC	2,160		50,306
MICHAEL KORS HOLDINGS LTD	2,158		81,831
MICROSTRATEGY INC CL A	387		49,439
MIDLAND STATES BANCORP INC	3,858		86,188
MIDSOUTH BANCORP INC	10,019		106,201
MIDSTATES PETROLEUM CO INC	5,121		38,459
MIDWESTONE FINANCIAL GRP INC	2,953		73,323
MILACRON HOLDINGS CORP	3,759		44,695
MILLER INDUSTRIES INC TENN	5,750		155,250
MINERALS TECHNOLOGIES INC	11,796		605,607
MINERVA NEUROSCIENCES INC	3,343		22,532
MISTRAS GROUP INC	8,277		119,023
MITCHAM INDUSTRIES INC	900		2,304
MKS INSTRUMENTS INC	8,024		518,431
MOBILE MINI INC	13,191		418,814

Identity of Issue, Borrower, Lessor, or Similar Party	Shares or Units	Cost **	Current Value
MODINE MANUFACTURING CO	18,994		205,325
MONARCH CASINO & RESORT INC	1,818		69,339
MONOTYPE IMAGING HLDGS INC	6,872		106,653
MONRO INC	4,060		279,125
MOOG INC CL A	10,172		788,127
MOTORCAR PARTS OF AMERICA INC	8,550		142,272
MOVADO GROUP INC	919		29,059
MR COOPER GROUP INC	7,896		92,146
MRC GLOBAL INC	6,594		80,645
MTS SYSTEMS CORP	3,325		133,432
MUELLER INDUSTRIES INC	12,406		289,804
MULTI COLOR CO.	3,306		116,008
MURPHY OIL CORP	83,015		1,941,721
MURPHY USA INC	446		34,181
MYR GROUP INC/DELAWARE	8,332		234,712
MYRIAD GENETICS INC	23,015		669,046
NABORS INDUSTRIES LTD	125,388		250,776
NACCO INDUSTRIES INC CL A	1,778		60,274
NANOMETRICS INC	11,515		314,705
NANTKWEST INC	5,304		6,153
NAPCO SECURITY TECHNOLOGIES IN	4,193		66,040
NATIONAL BK HLDGS CORP	12,758		393,839
NATIONAL COMMERCE CORP	2,846		102,456
NATIONAL GEN HLDGS CORP	26,959		652,677
NATIONAL HEALTHCARE CORP	3,115		244,372
NATIONAL PRESTO INDS	1,358		158,777
NATIONAL WESTN LIFE GRP INC- A	872		262,210
NATURAL ALTERNATIVES INTL INC	1,498		14,725
NATURAL GAS SERVICES GROUP	7,953		130,747
NATURAL GROCERS VIT GROC INC	11,302		173,260
NATURES SUNSHINE PRODUCTS INC	1,481		12,070
NATUS MEDICAL INC	5,305		180,529
NAUTILUS INC	6,485		70,687
NAVIENT CORP	116,699		1,028,118
NAVIGANT CONSULTING INC	17,971		432,203
NAVIGATORS GROUP INC	13,339		926,927
NBT BANCORP INC	8,699		300,898
NCS MULTISTAGE HOLDINGS INC	2,283		11,620
NELNET INC CL A	22,579		1,181,785
NEOPHOTONICS CO	25,435		164,819
NETGEAR INC	24,201		1,259,178
NETSCOUT SYSTEMS INC	22,423		529,855
NETWORK-1 TECHNOLOGIES INC	4,399		9,810
NEW HOME CO INC	5,261		27,515

Identity of Issue, Borrower, Lessor, or Similar Party	Shares or Units	Cost **	Current Value
NEW MEDIA INVSTMNT GRP INC	23,597		273,017
NEW YORK COMMUNITY BANCORP INC	176,265		1,658,654
NEWFIELD EXPLORATION CO	3,548		52,014
NEWLINK GENETICS CORP	3,969		6,033
NEWPARK RESOURCES INC	70,320		483,098
NEWS CORP NEW CL A	115,413		1,309,938
NEWS CORP NEW CL B	48,211		556,837
NEWSTAR FINANCIAL INC RT CVR	16,905		4,388
NEXA RESOURCES SA	4,926		58,619
NEXEO SOLUTIONS INC	4,793		41,172
NEXSTAR MEDIA GROUP INC A	16,253		1,278,136
NEXSTAR MEDIA GROUP INC A CVR	6,927		0
NEXTGEN HEALTHCARE INC	6,091		92,279
NICOLET BANKSHARES INC	1,709		83,399
NL INDUSTRIES	7,483		26,265
NMI HOLDINGS INC	16,614		296,560
NN INC	13,869		93,061
NOBLE CORP PLC	105,580		276,620
NORTHEAST BANCORP (NEW)	2,122		35,501
NORTHFIELD BANCORP INC NEW	27,408		371,378
NORTHRIM BANCORP INC	3,320		109,128
NORTHWEST BANCSHARES INC	44,326		750,882
NORTHWEST PIPE CO	7,987		186,017
NOW INC	39,037		454,391
NUVECTRA CORP	5,189		84,788
NV5 GLOBAL INC	3,415		206,778
OASIS PETROLEUM INC	112,181		620,361
OCEANEERING INTERNATIONAL INC	42,100		509,410
OCEANFIRST FINANCIAL CORP	13,174		296,547
OCWEN FINANCIAL CORP	40,198		53,865
OFFICE DEPOT INC	191,074		492,971
OFG BANCORP	23,444		385,888
OIL STATES INTERNATIONAL INC	28,277		403,796
OIL-DRI CORP OF AMERICA	943		24,990
OLD LINE BANCSHARES INC	3,791		99,779
OLD NATIONAL BANCORP (IND)	66,833		1,029,228
OLD REPUBLIC INTL CORP	100,681		2,071,008
OLD SECOND BANCORP	6,754		87,802
OLIN CORP	35,930		722,552
OLYMPIC STEEL INC	4,828		68,896
ON DECK CAPITAL INC	25,799		152,214
ON SEMICONDUCTOR CORP	52,300		863,473
ONEMAIN HOLDINGS INC	41,886		1,017,411
ONESPAN INC	7,947		102,914

Identity of Issue, Borrower, Lessor, or Similar Party	Shares or Units	Cost **	Current Value
OPPENHEIMER HLDGS CL A NON-VTG	4,922		125,757
OPUS BANK	8,177		160,187
ORCHIDS PAPER PRODUCTS CO	3,740		3,516
ORION GROUP HOLDINGS INC	15,813		67,838
ORITANI FINL CORP NEW	28,621		422,160
ORMAT TECHNOLOGIES INC	11,998		627,495
ORRSTOWN FINANCIAL SERVICES	535		9,742
ORTHOFIX MEDICAL INC	2,835		148,809
OSHKOSH CORP	6,314		387,111
OSI SYSTEMS INC	6,047		443,245
OTONOMY INC	22,267		41,194
OVERSEAS SHIPHLDG GRP INC NEW	23,381		38,812
OWENS AND MINOR INC	26,420		167,239
OWENS CORNING INC	25,308		1,113,046
OWENS ILLINOIS INC	3,546		61,133
OXFORD INDUSTRIES	2,198		156,146
PACIFIC ETHANOL INC	22,213		19,125
PACIFIC PREMIER BANCORP INC	13,659		348,578
PACWEST BANCORP	58,011		1,930,606
PAM TRANSPORTAION	566		22,306
PANHANDLE OIL & GAS CL A	4,107		63,659
PAR PACIFIC HOLDINGS INC	3,724		52,806
PARK ELECTROCHEMICAL CORP.	9,660		174,556
PARK NATIONAL CORP	2,772		235,481
PARK OHIO HLDGS CORP	4,514		138,535
PARKER DRILLING CO	4,409		1,499
PARSLEY ENERGY INC CL A	23,591		376,984
PARTY CITY HOLDCO INC	20,653		206,117
PATRIOT TRANSPORTATION HLD INC	253		4,931
PATTERSON COMPANIES INC	23,413		460,300
PATTERSON-UTI ENERGY INC	63,624		658,508
PBF ENERGY INC CL A	58,302		1,904,726
PC CONNECTION INC	8,287		246,373
PCM INC	5,851		103,036
PCSB FINANCIAL CORP	544		10,641
PDC ENERGY INC	22,687		675,165
PDF SOLUTIONS INC	9,356		78,871
PDL BIOPHARMA INC	88,003		255,209
PEABODY ENERGY CORP	46,215		1,408,633
PEAPACK GLADSTONE FINL CORP	7,364		185,426
PENN VIRGINIA CORP	3,076		166,289
PENNEY (J.C.) CO INC	87,903		91,419
PENNS WOODS BANCORP INC	331		13,319
PENSKE AUTOMOTIVE GROUP INC	30,146		1,215,487

Identity of Issue, Borrower, Lessor, or Similar Party	Shares or Units	Cost **	Current Value
PEOPLES BANCORP INC	8,878		267,228
PEOPLES UNITED FINANCIAL INC	150,353		2,169,594
PEOPLES UTAH BANCORP	4,842		145,986
PERCEPTRON INC	2,177		17,547
PERFICIENT INC	15,338		341,424
PERFORMANCE FOOD GROUP CO	11,484		370,589
PERRIGO CO PLC	3,497		135,509
PERSPECTA INC W/I	5,421		93,350
PFENEX INC	2,500		7,975
PHI INC NON VTG	6,294		11,644
PHOTRONIC INC	53,120		514,202
PICO HOLDINGS INC	11,406		104,251
PIER 1 IMPORTS INC	71,962		22,006
PILGRIM’S PRIDE CORP NEW	1,939		30,074
PINNACLE FINL PARTNERS INC	21,979		1,013,232
PIONEER ENERGY SVCS CORP	51,512		63,360
PIPER JAFFRAY COS	5,780		380,555
PLAYA HOTELS & RESORTS NV	5,552		39,919
PLEXUS CORP	13,968		713,485
POPULAR INC	37,194		1,756,301
POST HOLDINGS INC	23,795		2,120,848
POTBELLY CORP	9,645		77,642
POWELL INDUSTRIES INC	6,004		150,160
PQ GROUP HOLDINGS INC	7,459		110,468
PRA GROUP INC	14,910		363,357
PREFORMED LINE PRODUCTS CO	2,013		109,205
PREMIER FINANCIAL BANCORP	1,918		28,597
PREMIER INC	4,223		157,729
PRESIDIO INC	5,948		77,621
PRESTIGE CONSUMER HEALTHCA INC	13,558		418,671
PRICESMART INC	8,347		493,308
PRIMORIS SVCS CORP	19,316		369,515
PROASSURANCE CORPORATION	12,966		525,901
PROPETRO HOLDING CORP	9,050		111,496
PROSPERITY BANCSHARES INC	28,305		1,763,402
PROTAGONIST THERAPEUTICS INC	6,271		42,204
PROTECTIVE INSURANCE CORP CL B	4,320		71,928
PROTHENA CORP PLC	8,664		89,239
PROVIDENCE SERVICE CORP	4,493		269,670
PROVIDENT FINANCIAL HLDGS INC	2,348		36,394
PROVIDENT FINANCIAL SVCS INC	26,149		630,975
PULTEGROUP INC	84,019		2,183,654
PVH CORP	5,876		546,174
PYXUS INTERNATIONAL INC	7,039		83,483

Identity of Issue, Borrower, Lessor, or Similar Party	Shares or Units	Cost **	Current Value
QCR HOLDINGS INC	4,348		139,527
QEP RESOURCES INC	83,129		468,016
QUAD/GRAPHICS INC CL A	8,354		102,921
QUANEX BUILDING PRODUCTS	15,828		215,103
QUANTA SVCS INC	66,742		2,008,934
QUORUM HEALTH CORPORATION WI	9,960		28,784
RADIAN GROUP INC	72,153		1,180,423
RADIANT LOGISTICS INC	17,470		74,248
RAFAEL HOLDINGS INC	5,589		44,321
RAMBUS INC	27,784		213,103
RANGE RESOURCES CORP	68,037		651,114
RAYONIER ADVANCED MATERIALS	6,591		70,194
RCI HOSPITALITY HOLDINGS INC	6,809		152,045
RE/MAX HOLDINGS INC CL A	1,468		45,141
READING INTL INC CL A	7,090		103,089
REALNETWORKS INC	4,000		9,240
REALOGY HOLDINGS CORP	34,763		510,321
RED LION HOTEL CORP	10,342		84,804
RED ROBIN GOURMET BURGERS INC	7,300		195,056
REGAL BELOIT CORP	17,561		1,230,148
REGIONAL MANAGEMENT CORP	5,394		129,726
REGIS CORPORATION	14,731		249,690
REINSURANCE GROUP OF AMERICA	4,763		667,915
RELIANCE STEEL & ALUMINUM CO	33,125		2,357,506
RENAISSANCERE HLDGS LTD	1,499		200,416
RENASANT CORP	15,882		479,319
RENEWABLE ENERGY GROUP INC	25,923		666,221
REPLIGEN	1,387		73,150
REPUBLIC BANCORP INC KY CL A	5,500		212,960
REPUBLIC FIRST BANCORP INC	6,838		40,823
RESOLUTE FOREST PRODUCTS INC	21,012		166,625
RESOURCES CONNECTION INC	22,644		321,545
REV GROUP INC	8,835		66,351
REVOLUTION LTG TECHNLGIES INC	1,121		441
REX AMERICAN RESOURCES CORP	3,086		210,187
REXNORD CORP NEW	8,471		194,409
RF INDUSTRIES LTD	426		3,093
RIBBON COMMUNICATIONS INC	29,902		144,128
RIGNET INC	3,139		39,677
RING ENERGY INC	18,803		95,519
RIVERVIEW BANCORP INC	7,537		54,869
ROCKY BRANDS INC	3,100		80,600
ROGERS CORP	7,033		696,689
ROWAN COMPANIES PLC A	95,192		798,661

Identity of Issue, Borrower, Lessor, or Similar Party	Shares or Units	Cost **	Current Value
RTI SURGICAL INC	31,491		116,517
RUBICON PROJECT INC	22,587		84,250
RUDOLPH TECHNOLOGIES INC	15,151		310,141
RUSH ENTERPRISES INC CL A	10,246		353,282
RYDER SYSTEM INC	19,200		924,480
S & T BANCORP	10,077		381,314
SAFETY INSURANCE GROUP INC	7,565		618,893
SAGA COMMUNICATIONS INC CL A	232		7,709
SAIA INC	9,204		513,767
SALEM MEDIA GROUP INC CL A	1,585		3,313
SANDERSON FARMS INC	10,826		1,074,914
SANDRIDGE ENERGY INC	6,514		49,572
SANDY SPRING BANCORP INC	11,254		352,700
SANFILIPPO (JOHN B) & SON INC.	2,494		138,816
SANMINA CORP	34,522		830,599
SANTANDER CONSMR USA HLDGS INC	101,260		1,781,163
SAPIENS INTL CORP NV	2,906		32,053
SCANSOURCE INC	7,758		266,720
SCHNITZER STEEL INDS INC CL A	20,710		446,301
SCHOLASTIC CORP	13,073		526,319
SCHWEITZER-MAUDUIT INTL INC	11,775		294,964
SCORPIO BULKERS INC	19,121		105,739
SCORPIO TANKERS INC	115,573		203,408
SCRIPPS (EW) CO CL A	25,348		398,724
SEABOARD CORP	302		1,068,479
SEACHANGE INTL INC	28,136		35,451
SEACOAST BANKING CORP FLORIDA	10,949		284,893
SEACOR HOLDINGS INC	8,531		315,647
SEACOR MARINE HOLDINGS INC	8,174		96,126
SEARS HOMETOWN&OUTLET STRS INC	3,370		7,178
SEASPINE HOLDINGS CORP	2,800		51,072
SECUREWORKS CORP	1,000		16,890
SELECT ENERGY SERVICES INC CL	3,983		25,173
SELECT MEDICAL HLDGS CORP	50,274		771,706
SELECTIVE INSURANCE GROUP INC	15,668		954,808
SEMGROUP CORP-CLASS A	31,105		428,627
SENECA FOODS CORP CL A	3,741		105,571
SEQUENTIAL BRANDS GROUP INC	1,867		1,494
SHILOH INDUSTRIES	13,073		76,216
SHIP FINANCE INTL LTD (NY)	29,228		307,771
SHOE CARNIVAL	5,961		199,753
SHORE BANCSHARES INC	890		12,941
SIERRA BANCORP	5,814		139,710
SIERRA ONCOLOGY INC	15,013		19,817

Identity of Issue, Borrower, Lessor, or Similar Party	Shares or Units	Cost **	Current Value
SIGNET JEWELERS LTD (US)	20,505		651,444
SILVERBOW RESOURCES INC	1,144		27,044
SIMMONS 1ST NATL CORP CL A	24,988		602,960
SIMPSON MANUFACTURING CO	10,863		588,014
SINCLAIR BROADCAST GROUP CL A	13,381		352,456
SKECHERS USA INC CL A	2,873		65,763
SKYLINE CHAMPION CORP	497		7,301
SKYWEST INC	36,100		1,605,367
SM ENERGY CO	36,215		560,608
SMART & FINAL STORES INC	23,257		110,238
SMART SAND INC	6,104		13,551
SMARTFINANCIAL INC	1,954		35,700
SNAP-ON INCORPORATED	2,390		347,243
SONIC AUTOMOTIVE INC CL A	16,269		223,861
SONOCO PRODUCTS CO	16,596		881,745
SOUTH STATE CORP	10,595		635,170
SOUTHERN FIRST BANCSHARES INC	643		20,621
SOUTHERN MISSOURI BANCORP INC	489		16,577
SOUTHERN NATL BANCORP VA INC	6,593		87,159
SOUTHSIDE BANCSHARES INC	3,961		125,762
SOUTHWESTERN ENERGY CO	197,252		672,629
SP PLUS CORP	8,469		250,174
SPARTAN MOTORS INC	19,667		142,192
SPARTANNASH CO	12,845		220,677
SPARTON CORP	2,736		49,768
SPECTRUM BRANDS HOLDINGS INC	248		10,478
SPEEDWAY MOTORSPORTS	15,489		252,006
SPIRIT AIRLINES INC	25,099		1,453,734
SPOK HOLDINGS INC	8,824		117,006
SPX FLOW INC	2,284		69,479
SRC ENERGY INC	93,507		439,483
STAGE STORES INC	14,649		10,840
STANDARD MOTOR PRODUCTS INC	7,177		347,582
STANDEX INTL CORP	2,665		179,035
STATE AUTO FINANCIAL CORP	7,384		251,351
STATE BANK FINANCIAL CORP	30,501		658,517
STEEL CONNECT INC	9,387		16,240
STEEL DYNAMICS INC	12,672		380,667
STEELCASE INC CLASS A	25,559		379,040
STEPAN CO	8,131		601,694
STERICYCLE INC	4,802		176,185
STERLING BANCORP/DE	66,946		1,105,278
STERLING CONSTRUCTION CO INC	11,732		127,761
STEWART INFORMATION SERVICES	11,338		469,393

Identity of Issue, Borrower, Lessor, or Similar Party	Shares or Units	Cost **	Current Value
STIFEL FINANCIAL CORP	23,503		973,494
STOCK YARDS BANCORP INC	2,159		70,815
STONERIDGE INC	9,029		222,565
STRATASYS LTD	8,571		154,364
STRATTEC SEC CORP	2,026		58,349
SUMMIT MATERIALS INC CL A	23,520		291,648
SUN HYDRAULICS INC	4,648		154,267
SUNCOKE ENERGY INC	29,499		252,216
SUNRUN INC	5,671		61,757
SUPER MICRO COMPUTER INC	18,589		256,528
SUPERIOR ENERGY SERVICES INC	73,058		244,744
SUPERIOR GROUP OF COS INC	3,094		54,609
SUPERIOR INDUSTRIES INTL	11,649		56,032
SURGERY PARTNERS INC	3,499		34,255
SYKES ENTERPRISES INC	18,159		449,072
SYNAPTICS INC	7,837		291,615
SYNCHRONOSS TECHNOLOGIES INC	13,591		83,449
SYNEOS HEALTH INC	9,712		382,167
SYNLOGIC INC	2,665		18,682
SYNNEX CORP	18,685		1,510,495
SYNOVUS FINANCIAL CORP	14,740		471,533
TALOS ENERGY INC	4,662		76,084
TANDY LEATHER FACTORY INC	1,300		7,384
TARO PHARMACEUTICALS IND	1,200		101,568
TAYLOR MORRISON HME COR CLS A	39,864		633,838
TCF FINANCIAL CORPORATION	55,144		1,074,757
TEAM INC	13,123		192,252
TECH DATA CORP	19,415		1,588,341
TEEKAY CORP	1,238		4,135
TEEKAY TANKERS LTD CL A	24,967		23,169
TEGNA INC	69,988		760,770
TEJON RANCH CO	13,989		231,938
TELARIA INC	4,600		12,558
TELEPHONE & DATA SYSTEMS INC	43,409		1,412,529
TENNECO INC	2,240		61,354
TEREX CORP	14,597		402,439
TERRAFORM POWER INC CL A	6,872		77,104
TERRITORIAL BANCORP INC	5,399		140,266
TESSCO TECHNOLOGIES INC	4,066		48,792
TETRA TECH INC	16,646		861,763
TETRA TECHNOLOGIES INC	62,002		104,163
TETRAPHASE PHARMACEUTICALS INC	20,656		23,341
TEXAS CAPITAL BANCSHARES INC	7,024		358,856
TEXTAINER GROUP HLDGS LTD	13,407		133,534

Identity of Issue, Borrower, Lessor, or Similar Party	Shares or Units	Cost **	Current Value
THERMON GROUP HOLDINGS INC	20,800		421,824
THIRD POINT REINSURANCE LTD	18,401		177,386
THOR INDUSTRIES INC	10,031		521,612
TIDEWATER INC	3,143		60,126
TILE SHOP HLDGS INC	9,076		49,736
TILLY’S INC	8,259		89,693
TIMBERLAND BANCORP INC	1,619		36,104
TIMKEN CO	25,531		952,817
TIMKENSTEEL CORP	35,092		306,704
TITAN INTERNATIONAL INC	49,577		231,029
TITAN MACHINERY INC	18,134		238,462
TIVO CORP	54,314		511,095
TOLL BROTHERS INC	100,713		3,316,479
TOMPKINS FINANCIAL CORP	1,872		140,419
TOOTSIE ROLL INDUSTRIES INC	904		30,194
TOPBUILD CORP	9,691		436,095
TOWER INTERNATIONAL INC	9,726		231,479
TOWNE BANK	15,388		368,543
TOWNSQUARE MEDIA INC	1,275		5,202
TRANSCAT INC	656		12,477
TRANSOCEAN LTD	42,603		295,665
TRAVELCENTERS OF AMERICA LLC	12,270		46,135
TRECORA RESOURCES	8,867		69,163
TREDEGAR CORP	10,255		162,644
TREEHOUSE FOODS INC	16,832		853,551
TRI POINTE GROUP INC	86,394		944,286
TRIBUNE MEDIA CO CL A	3,467		157,332
TRIBUNE PUBLISHING CO	1,833		20,786
TRICO BANCSHARES	7,386		249,573
TRIMAS CORP	4,047		110,443
TRINITY INDUSTRIES INC	66,932		1,378,130
TRINSEO SA	2,540		116,281
TRIPLE-S MANAGEMENT CORP CL B	11,300		196,507
TRISTATE CAPITAL HOLDINGS INC	9,517		185,201
TRITON INTERNATIONAL LTD	25,644		796,759
TRIUMPH BANCORP INC	5,775		171,518
TRIUMPH GROUP INC	15,613		179,550
TRONOX LTD CL A	21,122		164,329
TRUEBLUE INC	13,165		292,921
TRUSTCO BANK CORP NY	39,780		272,891
TRUSTMARK CORP	35,627		1,012,876
TTM TECHNOLOGIES INC	46,826		455,617
TUESDAY MORNING CORP	24,371		41,431
TUTOR PERINI CORP	20,867		333,246

Identity of Issue, Borrower, Lessor, or Similar Party	Shares or Units	Cost **	Current Value
TWIN DISC INC	4,160		61,360
UFP TECHNOLOGIES INC	847		25,444
ULTRA CLEAN HOLDINGS INC	17,389		147,285
ULTRALIFE CORP	1,039		7,013
UMB FINANCIAL CORP	1,854		113,038
UMPQUA HOLDINGS CORP	93,567		1,487,715
UNIFI INC	6,450		147,318
UNIFIRST CORP	2,794		399,738
UNION BANKSHARES CORP	17,754		501,195
UNIT CORP	42,145		601,831
UNITED BANKSHARES INC. W VA.	27,664		860,627
UNITED CMNTY FINL CORP OHIO	26,122		231,180
UNITED COMMUNITY BANKS GA	11,144		239,150
UNITED FINL BANCORP INC NEW	23,665		347,876
UNITED FIRE GROUP INC	10,489		581,615
UNITED INS HLDGS CORP	7,401		123,005
UNITED NATURAL FOODS INC	19,637		207,956
UNITED STATES CELLULAR CORP	12,912		671,037
UNITED STATES LIME & MIN INC	1,194		84,774
UNITED STATES STEEL CORP	67,269		1,226,987
UNITED THERAPEUTICS CORP DEL	13,943		1,518,393
UNIVERSAL CORP	11,207		606,859
UNIVERSAL ELECTRONICS INC	3,917		99,022
UNIVERSAL FOREST PRODUCTS INC	47,287		1,227,571
UNIVERSAL INSURANCE HLDGS INC	3,482		132,037
UNIVERSAL STAINLESS & ALLOY	3,380		54,790
UNIVERSAL TECH INST INC	5,805		21,188
UNIVEST FINANCIAL CORP	12,172		262,550
UNUM GROUP	63,524		1,866,335
URBAN OUTFITTERS	35,693		1,185,008
US CONCRETE INC C NEW	1,960		69,149
US FOODS HOLDING CORP	62,265		1,970,065
US SILICA HOLDINGS INC	23,397		238,181
USA TRUCK INC	4,072		60,958
USG CORP NEW	9,131		389,528
VALLEY NATL BANCORP	111,984		994,418
VALMONT INDUSTRIES INC	751		83,323
VAREX IMAGING CORP	5,090		120,531
VECTRUS INC	4,208		90,809
VEECO INSTRUMENT	22,649		167,829
VENATOR MATERIALS PLC	10,242		42,914
VERA BRADLEY INC	16,309		139,768
VERINT SYSTEMS INC	8,277		350,200
VERITEX HOLDINGS INC	8,533		182,436

Identity of Issue, Borrower, Lessor, or Similar Party	Shares or Units	Cost **	Current Value
VERITIV CORP	5,298		132,291
VERSO CORP	11,787		264,029
VIAD CORP	8,470		424,262
VILLAGE SUPER MKT INC CL A NEW	4,575		122,336
VIRTUS INVESTMENT PARTNERS	1,612		128,041
VIRTUSA CORP	3,103		132,157
VISHAY INTERTECHNOLOGY INC	96,523		1,738,379
VISHAY PRECISION GROUP INC	2,304		69,650
VISTA OUTDOOR INC	22,718		257,849
VITAMIN SHOPPE INC	18,787		89,050
VOXX INTERNATIONAL CORP	12,828		50,799
VOYA FINANCIAL INC	30,718		1,233,021
VSE CORP	4,410		131,903
WABASH NATIONAL CORP	21,510		281,351
WADDELL & REED FINL INC CL A	22,510		406,981
WAGEWORKS INC	2,212		60,078
WALKER & DUNLOP INC	10,999		475,707
WASHINGTON FEDERAL INC	30,378		811,396
WASHINGTON TR BANCORP INC	3,372		160,271
WATERSTONE FINANCIAL INC	12,045		201,874
WATTS WATER TECH INC CL A	8,342		538,309
WAYSIDE TECHNOLOGY GROUP INC	800		8,000
WEIS MARKETS INC	6,548		312,863
WERNER ENTERPRISES INC	30,372		897,189
WESBANCO INC	21,979		806,410
WESCO AIRCRAFT HOLDINGS INC	35,398		279,644
WESCO INTERNATIONAL INC	21,373		1,025,904
WEST BANCORPORATION INC	2,813		53,700
WESTERN NEW ENGLAND BANCORP IN	17,057		171,252
WESTWOOD HOLDINGS GROUP INC	1,206		41,004
WEYCO GROUP INC	3,677		107,258
WHITE MOUNTAINS INS GROUP LTD	662		567,791
WHITING PETROLEUM CORP	28,453		645,599
WILDHORSE RESOURCE DEVELOPMENT	3,100		43,741
WILEY (JOHN) & SONS INC CL A	13,000		610,610
WILEY (JOHN) & SONS INC CL B	876		41,014
WILLDAN GROUP	1,039		36,344
WINNEBAGO INDUSTRIES INC	12,833		310,687
WINTRUST FINANCIAL CORP	10,238		680,725
WOLVERINE WORLD WIDE INC	3,081		98,253
WORLD ACCEPTANCE CORP	4,615		471,930
WORLD FUEL SERVICES CORP	21,757		465,817
WORTHINGTON INDUSTRIES INC	18,843		656,490
WPX ENERGY INC	56,112		636,871

Identity of Issue, Borrower, Lessor, or Similar Party	Shares or Units	Cost **	Current Value
WSFS FINANCIAL CORP	9,900		375,309
XEROX CORP	65,373		1,291,770
ZAFGEN INC	7,885		39,031
ZAGG INC	8,671		84,802
ZUMIEZ INC	19,821		379,969
ZYNGA INC	49,817		195,781
STIFS and Money Markets
SSBK STIF FUND	766,358		766,358

DFA Small Mid Value Account			471,779,727

PIMCO Total Return Account
Mutual Funds
PIMCO ASSET BACK SECS PORT-UNL	6,015,092		75,068,350
PIMCO US GOVT SECTOR PORT INST	14,560,782		128,717,309
PIMCO MTG PORT INSTL CL(UNLST)	24,094,888		253,719,168
PIMCO MUNI SECTR PORT INSTL CL	1,413,452		9,583,205
PIMCO REAL RETRN BD FD INST CL	406,312		2,990,458
PIMCO EMMERG MKTS FD INST CL	3,913,982		37,221,969
PIMCO INTL PORT FUND(UNLISTED)	8,729,627		60,059,833
HIGH YIELD PORTFOLIO INSTL CL	3,871,431		28,842,163
PIMCO INV GRD CORP PORT(UNLST)	21,263,756		194,988,640
PIMCO SHORT TM FLT NAV PORT II	4,928,786		49,312,500

PIMCO Total Return Account			840,503,595

International Growth Account
Currency
AUSTRALIAN DOLLAR CURRENCY	(143,517)		(101,086)
BRAZILIAN REAL	18,419		4,752
BRITISH POUND STERLING CURRENCY	30		38
CANADIAN DOLLAR	(323,486)		(261,411)
DANISH KRONE	286		44
EURO MONETARY UNIT.	(53,018)		1,168,666
HONG KONG DOLLAR	639		(1,026,807)
INDIAN RUPEE	174		3
JAPANESE YEN	0		(762,273)
PHILIPPINE PESO	20		0
SOUTH KOREAN WON	113		1,128,047
SWEDISH KRONA CURRENCY	1,158		131
SWISS FRANC	36		37
TAIWAN DOLLAR	10,550,126		344,719
Futures
BP CURRENCY FUT MAR19 BPH9	(309)		0
FTSE 100 IDX FUT MAR19 Z H9	(436)		0
JPN YEN CURR FUT MAR19 JYH9	212		0

Identity of Issue, Borrower, Lessor, or Similar Party	Shares or Units	Cost **	Current Value
TOPIX INDX FUTR MAR19 TPH9	266		0
Publicly-traded Common Stock
A2 MILK CO LTD	434,017		3,248,131
ABB LTD (REG) (SWIT)	113,020		2,149,668
ABBOTT LABORATORIES	83,580		6,045,341
ADIDAS AG	14,473		3,024,637
AIA GROUP LTD	1,201,800		9,975,991
AIER EYE HOSPITAL GROUP CO LTD	190,900		729,908
AIR LIQUIDE SA	81,253		10,096,220
AIRBUS SE	32,580		3,134,104
AL RAJHI BK(HSBC)(ELN) 1/19/21	20,912		487,778
ALGONQUIN PWR & UTIL CORP	439,697		4,422,092
ALIBABA GROUP HLD LTD SPON ADR	84,807		11,624,495
ALPHABET INC CL A	3,471		3,627,056
ALPHABET INC CL C	4,231		4,381,666
AMERICA MOVIL SPON ADR SER L	80,100		1,141,425
ANHUI CONCH CEMENT WT 4/12/21	235,200		1,001,186
ARISTOCRAT LEISURE LTD	140,079		2,154,836
ASIAN PAINTS LTD (DEMAT)	51,797		1,022,278
ASML HOLDING NV	20,262		3,184,195
ASSA ABLOY AB SER B	193,473		3,452,322
ASTRA INTL TBK PT (DEMAT)	1,401,000		801,337
ASTRAZENECA PLC (UK)	150,024		11,230,385
ATLAS COPCO AB SER A	136,516		3,242,331
AUROBINDO PHARMACEUTICALS LTD	61,714		650,184
BAE SYSTEMS PLC	505,525		2,958,819
BAIDU INC SPON ADR	10,870		1,723,982
BANCO DO BRASIL SA	122,700		1,471,798
BANGKOK DUSIT MED SVC NVDR	747,800		569,140
BANK OF CHINA LTD H	4,673,000		2,017,079
BANK RAKYAT INDONESIA TBK PT	11,524,600		2,933,243
BEIERSDORF AG	63,941		6,678,418
BHP GROUP PLC	190,051		4,000,819
BIDVEST GROUP LTD	94,056		1,352,249
BIM BIRLESIK MAGAZALAR AS	55,435		911,260
BNP PARIBAS (FRAN)	47,884		2,165,721
BUNZL PLC	165,421		4,994,932
CANADIAN NATL RAILWAY CO	47,124		3,490,117
CANADIAN NATL RAILWAY(FIL USD)	87,220		6,463,874
CAPGEMINI SA (FF40)	33,196		3,301,379
CATHAY FINANCIAL HLDG CO LTD	634,000		973,632
CELLNEX TELECOM SAU	313,586		8,044,529
CENTRE TESTING INTL GRP CO LTD A	748,000		712,277
CHINA CONSTRUCTION BANK CORP H	4,343,000		3,582,885

Identity of Issue, Borrower, Lessor, or Similar Party	Shares or Units	Cost **	Current Value
CHINA MOBILE LIMITED	112,500		1,082,546
CHINA OVERSEAS LAND & INV LTD	718,000		2,466,535
CHINA PETROL & CHEM CORP H	2,060,000		1,470,583
CHINA TOWER CORP LTD H	9,144,961		1,728,439
CHRISTIAN HANSEN HOLDING SA	47,356		4,190,205
CK INFRASTRUCTURE HOLDINGS LTD	220,346		1,668,670
CLICKS GROUP LTD	100,965		1,343,510
CNOOC LTD	527,000		814,341
COCA COLA HBC AG	125,564		3,924,276
COMMERCIAL INTL BK EGY GDR EC	94,964		403,122
COMMERCIAL INTL BK EGYPT SAE	66,508		278,472
COMMONWEALTH BK OF AUSTRALIA	151,715		7,735,629
CREDICORP LTD (USA)	7,932		1,758,286
CSL LIMITED	30,401		3,964,821
CSPC PHARMACEUTICAL GROUP LTD	368,000		531,052
CTBC FIN HLD (JP)(CWT) 2/25/21	898,000		592,701
CTBC FINL HLDG CO LTD	693,000		457,396
DAVIDE CAMPARI SPA MILANO	418,315		3,539,515
DELTA ELECTRONICS IND CO LTD	178,000		753,178
DEUTSCHE BOERSE AG	44,899		5,398,946
DIAGEO PLC	642,215		22,878,954
DSV DE SAMMENSLUT VOGN	54,457		3,586,733
ECLAT TEXTILE CO LTD	57,000		648,129
EISAI CO LTD	57,500		4,460,244
EMAAR PROPERTIES	503,941		566,619
ENCANA CORP	431,259		2,489,248
ESSILORLUXOTTICA	62,988		7,971,011
FANUC CORPORATION	31,700		4,821,304
FERRARI NV	29,660		2,949,390
FINECOBANK SPA	281,826		2,834,435
FIRST QUANTUM MINERALS INC	315,150		2,548,532
FIRSTRAND LIMITED	354,736		1,616,437
FMTC INR UNREALIZED GAIN/LOSS	1		0
FOMENTO ECONO MEX(FEMSA)SP ADR	17,590		1,513,620
FORTIS INC	167,633		5,588,176
FUCHS PETROLU SE (GERW) PFD	102,448		4,223,325
GALP ENERGIA SGPS SA	222,145		3,511,140
GAZPROM PJSC SPON ADR	340,242		1,506,932
GEBERIT AG (REG)	15,319		5,958,341
GERDAU SA SPON ADR	202,700		762,152
GLENCORE PLC	300,222		1,114,889
GRUPO AERO CENTRO NORTE CL B	133,400		635,715
GRUPO FIN GALICIA SPONS ADR	22,200		612,054
GRUPO FINANCIERO BANORTE SAB	100,000		487,387

Identity of Issue, Borrower, Lessor, or Similar Party	Shares or Units	Cost **	Current Value
GUDANG GARAM PT(DEMAT)	149,300		868,235
HANG SENG BANK LTD	173,062		3,885,358
HDFC BANK LTD (DEMAT)	86,667		2,643,113
HDFC BANK LTD SPON ADR	230,236		23,850,147
HEINEKEN NV	109,972		9,727,232
HENGAN INTL GRP CO LTD	240,263		1,748,929
HERMES INTERNATIONAL SA	5,209		2,893,389
HOA PHAT GROUP JSC WT 12/12/19	343,670		458,572
HONG KONG & CHINA GAS CO LTD	807,992		1,671,601
HOWDEN JOINERY GROUP PLC	723,916		4,019,296
HUAZHU GROUP ADR	15,400		440,902
ICICI BANK LTD (DEMAT)	267,545		1,385,027
ICICI BANK LTD SPONS ADR	36,800		378,672
IHS MARKIT LTD	162,660		7,802,800
INDITEX SA	82,046		2,100,994
INFINEON TECHNOLOGIES AG	182,345		3,627,927
INFOSYS LTD	290,064		2,747,415
INFOSYS LTD SPON ADR	296,515		2,822,823
ING GROEP NV	226,922		2,446,561
INTERCONTINENTAL HOTELS GP PLC	177,983		9,611,937
INTERTEK GROUP PLC	143,361		8,770,941
INTERXION HOLDING NV	58,395		3,162,673
ITAU UNIBANCO HLDG SA SPON ADR	471,400		4,308,596
ITC LTD (DEMAT)	474,293		1,920,147
JULIUS BAER GRUPPE AG	77,350		2,755,136
JUST EAT PLC	340,716		2,548,335
KASIKORNBANK PCL NVDR	281,900		1,600,476
KEYENCE CORP	29,300		14,884,576
KOMATSU LTD	129,000		2,784,084
KWEICHOW MOU(JPM) CWT 11/19/19	14,500		1,243,752
LARGAN PRECISION CO LTD	7,400		777,357
LARSEN & TOUBRO LTD	117,730		2,432,697
LG CHEMICAL LTD	3,381		1,053,299
LG HOUSEHOLD & HEALTHCARE LTD	1,004		992,426
LINK REAL ESTATE INVESTMENT TR	130,500		1,321,582
LOJAS RENNER SA	205,800		2,251,415
LONDON STOCK EXCHANGE GRP PLC	251,850		13,039,345
L’OREAL SA (PRIME FIDE 2020)	10,600		2,443,564
L’OREAL SA (TEMP)	23,304		5,372,152
L’OREAL SA ORD	58,587		13,505,762
LUKOIL PJSC SPONS ADR	28,347		2,026,244
LVMH MOET HENNESSY LOUIS VU SE	21,310		6,304,194
MACQUARIE GROUP LTD	56,495		4,323,428
MAHINDRA & MAHINDRA LTD(DEMAT)	100,978		1,166,755

Identity of Issue, Borrower, Lessor, or Similar Party	Shares or Units	Cost **	Current Value
MASTERCARD INC CL A	37,462		7,067,206
MEDTRONIC PLC	62,102		5,648,798
METROPOLITAN BANK & TRUST CO	931,870		1,436,855
MONCLER SPA	67,330		2,231,757
MTR CORPORATION LTD	519,000		2,730,707
MUNICH REINSURANCE (REG)	5,250		1,146,194
NASPERS LTD N SHS	9,853		1,980,715
NESTLE SA (REG)	197,565		16,039,971
NIDEC CORP	30,100		3,425,916
NINTENDO CO LTD	12,700		3,393,271
NOVARTIS AG (REG)	87,934		7,518,540
NOVO-NORDISK AS CL B	206,765		9,452,205
ONO PHARMACEUTICAL CO LTD	152,550		3,124,627
OTP BANK (REG)	23,935		964,402
PERNOD-RICARD	4,686		769,375
PETROLEO BRASILEIRO SPONS ADR	192,200		2,500,522
PING AN INSURANCE CO LTD H	1,218,302		10,758,647
POWSZECHNA KASA OSZCZ BK SA	125,424		1,322,828
POWSZECHNY ZALKAD UBEZPIEC SA	68,988		809,270
PRESIDENT CHAIN STORE CORP	48,000		487,763
PRESIDENT CHAIN(HSBC)(CWT)9/24	69,000		701,160
PRUDENTIAL PLC	120,615		2,155,377
PTT PCL NVDR	850,300		1,200,362
PUBLIC BANK BHD (LOC) (MLAY)	158,000		946,662
RATIONAL AG	4,758		2,703,933
RECKITT BENCKISER GROUP PLC	39,559		3,031,869
RELIANCE INDUSTRIES LTD(DEMAT)	103,821		1,673,269
RICHEMONT CIE FINANCIERE SA A	110,889		7,107,546
ROCHE HLDGS AG (GENUSSCHEINE)	48,296		11,959,758
ROTORK PLC	1,751,165		5,526,518
ROYAL DUTCH SHELL PLC CL B(UK)	32,350		964,859
RUMO SA	349,200		1,531,678
RYANAIR HOLDINGS PLC SPON ADR	27,267		1,945,228
SAFRAN SA	78,654		9,498,418
SAMSUNG ELECTRONICS CO LTD	218,108		7,578,090
SAMSUNG ENG CO LTD	83,570		1,320,506
SANDS CHINA LTD	1,095,200		4,797,313
SAP SE	77,636		7,732,549
SAP SE SPON ADR	89,163		8,876,177
SBERBANK OF RUSSIA (RUS)	213,300		570,943
SBERBANK OF RUSSIA (USD)	43,500		116,312
SBERBANK-SPONSORED ADR	36,900		404,424
SCHINDLER HOLDING AG PART CERT	40,362		7,995,199
SECOM CO LTD	44,500		3,700,315

Identity of Issue, Borrower, Lessor, or Similar Party	Shares or Units	Cost **	Current Value
SEVEN & I HOLDINGS CO LTD	52,164		2,276,360
SHANGHAI INTL (JPM) CWT 11/19	263,400		1,943,764
SHIMANO INC	42,200		5,975,494
SHIN-ETSU CHEMICAL CO LTD	35,183		2,740,040
SHINHAN FINANCIAL GROUP CO LTD	61,498		2,186,419
SHIONOGI & CO LTD	41,600		2,380,125
SIKA AG	53,158		6,738,719
SM INVESTMENTS CORP	38,460		672,134
SONY CORP	77,100		3,746,495
SPIRAX-SARCO ENGINEERING PLC	84,847		6,748,310
SPOTIFY TECHNOLOGY SA	26,227		2,976,765
SSANGYONG CEMENT IND CO LTD	135,026		762,509
SUNNY OPTICAL TEC(GROUP)CO LTD	227,922		2,025,844
SVENSKA HANDELSBANKEN SER A	511,776		5,676,167
TAIWAN SEMIC MFG CO LTD SP ADR	408,861		15,091,060
TAIWAN SEMICONDUCT MFG CO LTD	363,000		2,674,612
TAL ED GROUP ADR	57,300		1,528,764
TECHTRONIC INDUSTRIES CO LTD	551,239		2,928,490
TELEKOMUNIKASI INDO B (DEMAT)	3,839,100		1,001,156
TEMENOS AG	24,925		2,989,783
TENCENT HOLDINGS LTD	359,000		14,395,760
TIM PARTICIPACOES SA SPON ADR	37,200		570,648
TOKIO MARINE HOLDINGS INC	118,435		5,657,823
TOTAL SA (FRAN)	67,231		3,557,242
TOTAL SA (SCRIP) RT	67,231		49,299
TREASURY WINE ESTATES LTD	282,552		2,945,429
TRELLEBORG AB SER B	155,104		2,438,662
TURKIYE GARANTI BANKASI AS	337,786		508,035
ULTRATECH CEMENT LTD	18,650		1,069,875
UNICHARM CORP	174,300		5,659,721
UNILEVER NV CVA (BEARER)	412,630		22,418,792
VALE SA ADR	92,958		1,226,116
VISA INC CL A	42,834		5,651,518
VOLKSWAGEN AG PFD	18,261		2,906,559
WAL MART DE MEXICO SAB DE CV V	310,100		788,515
YANDEX NV CL A	168,051		4,596,195
ZALANDO SE	67,909		1,745,983
ZHUZHOU CRRC TIMES ELECTRIC H	198,200		1,098,510
STIFS and Money Markets
SSBK GOVT STIF FUND	24,853,449		24,853,449

International Growth Account			815,224,610

International Value Account
Currency

Identity of Issue, Borrower, Lessor, or Similar Party	Shares or Units	Cost **	Current Value
AUSTRALIAN DOLLAR CURRENCY	501,182		353,008
BRAZILIAN REAL	173,046		44,648
BRITISH POUND STERLING CURRENCY	192,407		245,241
CANADIAN DOLLAR	314,582		230,429
CHILEAN PESO	1,259,102		1,814
CHINESE RENMINBI	290,395		42,218
DANISH KRONE	526,108		12,094
EURO MONETARY UNIT.	591,981		678,263
HONG KONG DOLLAR	2,011,567		172,684
HUNGARIAN FORINT	341,326		1,218
INDIAN RUPEE	1		0
ISRAELI SHEKEL	40,041		10,708
JAPANESE YEN	18,053,277		164,712
MALAYSIAN RINGGIT	61,330		14,841
MEXICAN PESO CURRENCY	146,772		7,469
NEW ZEALAND DOLLAR CURRENCY	11,850		7,954
NORWEGIAN KRONA	142,610		16,493
PHILIPPINE PESO	24,434		465
POLAND ZLOTY NEW	19,917		5,322
SINGAPORE DOLLAR CURRENCY	49,243		36,130
SOUTH AFRICAN RAND CURRENCY	4,519,340		314,116
SOUTH KOREAN WON	345,242,388		309,957
SWEDISH KRONA CURRENCY	994,163		58,437
SWISS FRANC	74,256		75,548
TAIWAN DOLLAR	13,298,024		434,505
THAILAND BAHT CURRENCY	156,183		4,793
TURKISH LIRA (NEW)	35,450		6,698
UNITED ARAB EMIRATES DIRHAM	94		26
Forward Currency Contract
BRITISH POUND STERLING CURRENCY	(6,564)		118
CANADIAN DOLLAR	20,354		24
CURRENCY CONTRACT—EUR	(24,393)		385
CURRENCY CONTRACT—USD	(10,963,207)		(17,640)
JAPANESE YEN	44,959,858		3,099
Futures
AUDUSD CRNCY FUT MAR19 ADH9	116		(2,320)
C$ CURRENCY FUT MAR19 CDH9	339		23,730
EURO FX CURR FUT MAR19 ECH9	(331)		(28,963)
EURO STOXX 50 FUT MAR19 VGH9	(1,096)		0
FTSE 100 IDX FUT MAR19 Z H9	(18)		1,721
MSCI EAFE FUT MAR19 MFSH9	86		3,440
MSCI EMGMKT FUT MAR19 MESH9	721		(126,175)
S&P/TSX 60 IX FUT MAR19 PTH9	6		4,487
TOPIX INDX FUTR MAR19 TPH9	55		(20,060)

Identity of Issue, Borrower, Lessor, or Similar Party	Shares or Units	Cost **	Current Value
Publicly-traded Common Stock
3I GROUP PLC	221,093		2,179,481
A P MOLLER—MAERSK S/A B	3,079		3,866,882
ABB LTD (REG) (SWIT)	279,115		5,308,836
ABN AMRO GROUP NV-GDR	3,180		74,837
ADASTRIA CO LTD	9,500		160,782
ADIDAS AG	6,628		1,385,151
ADMIRAL GROUP PLC	1,703		44,433
ADVANTEST CORP	19,400		397,186
AECI LTD	186,380		1,081,814
AEGON NV	44,036		205,803
AEON FINANCIAL SERVICE CO LTD	1,100		19,610
AERCAP HOLDINGS NV	13,700		542,520
AGEAS (BELG)	13,747		619,000
AGRICULTURAL BANK OF CHINA H	197,082		86,328
AIR CANADA VTG	14,400		273,824
AKR CORPORINDO TBK PT	8,829,546		2,634,127
ALLIANZ SE (REGD)	39,329		7,892,019
ALPHA BANK SA	1,324,615		1,669,445
AMP LTD (POST RECON)	22,278		38,444
ANDRITZ AG	46,700		2,146,682
ANHEUSER-BUSCH INBEV SA/NV	3,537		233,830
AOZORA BANK LTD	900		26,892
ARCELORMITTAL SA (NETH)	45,800		951,903
AREZZO INDUSTRIA E COMERCIO SA	251,978		3,579,671
ARKEMA	1,630		139,993
ASHTEAD GROUP PLC	47,510		991,306
ASR NEDERLAND NV	4,855		192,355
ASSICURAZIONI GENERALI SPA	9,053		151,438
ASSOCIATED BRITISH FOODS PLC	11,020		286,962
ASTELLAS PHARMA INC	190,400		2,434,612
ASTM SPA	5,970		119,565
AURELIUS EQUITY OPP SE&CO KGAA	3,612		131,272
AURIZON HOLDINGS LTD	31,000		93,453
AUSTEVOLL SEAFOOD ASA	70,803		874,546
AUSTRALIA & NZ BANKING GRP	20,639		355,577
AVAST PLC	86,297		312,383
AVIVA PLC	706,056		3,379,271
AXA SA	25,833		558,162
B2W CIA DIGITAL	338,700		3,672,108
BABCOCK INTL GROUP PLC	312,627		1,949,735
BAJAJ AUTO LTD	51,537		2,015,069
BALOISE HOLDINGS AG	393		54,138
BANCO BILBAO VIZ ARGENTARIA SA	157,203		834,925

Identity of Issue, Borrower, Lessor, or Similar Party	Shares or Units	Cost **	Current Value
BANCO DE SABADELL SA	40,774		46,740
BANCO DO BRASIL SA	4,528		54,314
BANCO SANTANDER MEXICO SA INST	16,428		20,397
BANCO SANTANDER SA (SPAIN)	1,001,397		4,558,424
BANCOLOMBIA SA	234,400		2,194,229
BANGKOK LIFE ASSURAN LTD NVDR	2,917,500		2,350,295
BANK HANDLOWY W WARSZAWIE SA	6,260		115,587
BANK HAPOALIM LTD (REG)	63,014		398,556
BANK LEUMI LE-ISRAEL BM	329,404		1,990,942
BANK OF CHINA HONG KONG LTD	26,874		99,870
BANK OF CHINA LTD H	564,039		243,465
BANK OF COMMUNICATIONS H	70,339		54,884
BANK OF IRELAND GROUP PLC	5,075		28,259
BANK OF KYOTO	500		20,734
BANK OF MONTREAL	4,610		301,176
BANK OF NOVA SCOTIA	8,434		420,403
BANK OF QUEENSLAND LTD	3,453		23,592
BANK POLSKA KASA OPIEKI	1,313		38,243
BANKIA SA	480,915		1,410,581
BANKINTER SA	5,483		44,088
BARCLAYS PLC ORD	1,000,187		1,918,887
BARRATT DEVELOPMENTS PLC	82,804		488,448
BASF SE	28,800		1,993,055
BAUSCH HEALTH COS INC	63,100		1,166,284
BB SEGURIDADE PARTICIPACOES SA	200,088		1,424,351
BBA AVIATION PLC	506,693		1,409,203
BDO UNIBANK INC	16,550		41,233
BELLWAY PLC	69,839		2,238,772
BENDIGO AND ADELAIDE BANK LTD	4,131		31,395
BERKELEY GRP HLDGS PLC	8,020		355,634
BHP GROUP PLC	17,700		372,608
BHP GROUP PLC ADR (UK)	52,500		2,199,225
BIM BIRLESIK MAGAZALAR AS	88,517		1,455,074
BNK FINANCIAL GROUP INC	2,681		17,643
BNP PARIBAS (FRAN)	7,858		355,405
BOLSA MEXICANA DE VALORES SA	1,164,600		1,984,681
BOUYGUES ORD	38,876		1,395,952
BOVIS HOMES GRP PLC	32,450		356,447
BP PLC	925,433		5,850,012
BRADESCO SA	7,720		67,425
BRADESCO SA PREF	23,962		238,955
BRP INC	16,534		428,004
BURSA MALAYSIA BHD	1,388,600		2,298,372
CAIXABANK SA	10,273		37,241

Identity of Issue, Borrower, Lessor, or Similar Party	Shares or Units	Cost **	Current Value
CANADIAN IMP BK OF COMMERCE	3,063		228,132
CANADIAN NATL RAILWAY CO	1,900		140,719
CANADIAN TIR LT A PH DELIVEREY	3,400		355,491
CARLSBERG AS CL B	19,482		2,070,626
CARNIVAL PLC	11,240		539,106
CATHAY FINANCIAL HLDG CO LTD	61,049		93,753
CENTURY PACIFIC FOOD INC	8,656,045		2,506,131
CERVECERIAS UNIDAS SA CIA	124,842		1,618,988
CGI INC CL A SUB VTG	36,200		2,214,108
CHANG HWA COMMERCIAL BANK	48,308		27,149
CHECK POINT SOFTWARE TECHS LTD	9,200		944,380
CHIBA BANK LTD	5,300		29,690
CHINA CINDA ASSET MGT CO LTD H	80,956		19,643
CHINA CITIC BANK CORP LTD H	72,993		44,371
CHINA CONSTRUCTION BANK CORP H	590,582		487,218
CHINA DEV FIN HOLDINGS CORP	118,116		37,513
CHINA EVERBRIGHT LTD	9,290		16,467
CHINA GALAXY SEC CO LTD H	47,500		21,474
CHINA HONGXING SPORTS LTD	3,613,000		150,304
CHINA HUARONG ASSET MANAGEMENT	90,000		16,436
CHINA LIFE INS CO LTD H	53,749		114,218
CHINA MENGNIU DAIRY CO LTD	1,353,977		4,219,020
CHINA MERCHANTS BANK CO LTD H	28,865		105,795
CHINA MINSHENG BANK CORP H	55,740		38,439
CHINA MOBILE LIMITED	743,950		7,158,755
CHINA PACIFIC INS(GRP)CO LTD H	19,907		64,446
CHINA RESOURCES POWER HLDS LTD	1,286,000		2,473,298
CHINA TAIPING INSU HLDS CO LTD	13,802		37,896
CHONG QING CHNGAN AUTO CO CL B	468,562		208,835
CHRISTIAN DIOR SE	3,395		1,298,811
CHUBU ELECTRIC POWER CO INC	32,400		461,886
CHUGOKU BANK LTD	2,500		21,144
CI FINANCIAL CORP	2,181		27,606
CIA DE DIS INT LOG HOLDINGS SA	33,567		840,722
CIA HERING SA	333,500		2,516,039
CIMB GROUP HOLDINGS BERHAD	36,300		50,157
CINEWORLD GROUP PLC	729,100		2,445,946
CITIC SECURITIES CO LTD H	18,911		32,603
CK ASSET HOLDINGS LTD	189,000		1,383,015
CK HUTCHISON HOLDINGS LTD	675,000		6,482,345
CLICKS GROUP LTD	110,637		1,472,212
CNH INDUSTRIAL NV(IT)	98,137		882,433
CNP ASSURANCES	1,515		32,147
COMMERZBANK AG	11,400		75,535

Identity of Issue, Borrower, Lessor, or Similar Party	Shares or Units	Cost **	Current Value
COMMONWEALTH BK OF AUSTRALIA	6,113		311,689
COMPASS GROUP PLC	2,890		60,779
COMPUTERSHARE LTD	62,800		760,368
CONCORDIA FINANCIAL GROUP LTD	9,900		38,117
COVESTRO AG	36,312		1,796,481
CREDICORP LTD (USA)	269		59,629
CREDIT AGRICOLE SA	165,314		1,786,122
CREDIT SAISON CO LTD	1,400		16,490
CREDIT SUISSE GROUP AG	215,786		2,371,033
CROWN RESORTS LTD	68,900		575,562
CTBC FINL HLDG CO LTD	3,239,990		2,138,468
CTBC FINL HLDG CO LTD PREF	44,677		92,259
D&L INDUSTRIES INC	10,248,388		2,143,377
DAI NIPPON PRINTING CO LTD	58,500		1,225,989
DAI-ICHI LIFE HOLDINGS INC	97,400		1,526,693
DAIMLER AG (GERW)	85,806		4,513,514
DAIWA SECURITIES GROUP INC	34,700		176,215
DALI FOODS GROUP CO LTD	2,443,568		1,806,814
DANSKE BK AS	85,791		1,696,994
DASSAULT AVIATION SA	1,079		1,495,880
DB INSURANCE CO LTD	462		29,201
DBS GROUP HOLDINGS LTD	131,700		2,289,132
DERWENT LONDON PLC	7,670		278,914
DEUTSCHE BANK AG (GERW)	14,747		117,717
DEUTSCHE TELEKOM AG (REGD)	523,331		8,886,168
DIRECT LINE INSURANCE GRP PLC	11,127		45,200
DMG MORI CO LTD	14,500		164,176
DNB ASA	147,040		2,349,341
DRAX GROUP PLC	192,800		881,725
DUNI AB	99,300		1,099,107
EIFFAGE SA (FORM FOUGEROLLE)	15,951		1,333,407
ELEMENT FLEET MANAGEMENT CORP	3,714		18,799
EMPIRE CO LTD NON-VTG CL A	66,900		1,412,780
ENEL (ENTE NAZ ENERG ELET) SPA	2,280,566		13,179,763
ENGIE SA	24,220		347,570
ENI SPA	434,994		6,851,926
EQUINOR ASA	97,910		2,080,722
ERICSSON (LM) TELE CO CL B	252,929		2,223,665
ERSTE GROUP BANK AG	2,256		75,089
EURAZEO SE	248		17,560
EVRAZ PLC	119,931		734,512
EXOR NV	15,898		860,847
FEDERAL BANK LTD	2,241,608		3,004,599
FIAT CHRYSLER AUTOMOBILES (IT)	81,890		1,189,895

Identity of Issue, Borrower, Lessor, or Similar Party	Shares or Units	Cost **	Current Value
FIRST FINANCIAL HOLDING CO	75,733		49,491
FUBON FINANCIAL HOLDING CO LTD	50,431		77,529
FUJI MEDIA HOLDINGS INC	79,000		1,090,525
FUJIFILM HOLDINGS CORP	117,900		4,593,157
FUJITSU LTD	78,100		4,878,890
FUKUOKA FINANCIAL GROUP INC	1,300		26,533
FUYAO GLASS IND GROUP CO LTD A	868,339		2,875,738
GBL (GROUPE BRUXELLES LAMB) SA	351		30,596
GENOMMA LAB INTERNACIONAL SA	1,642,334		975,284
GF SECURITIES CO LTD H	12,740		17,278
GJENSIDIGE FORSIKRING ASA	1,811		28,317
GLAXOSMITHKLINE PLC	272,037		5,170,562
GRANITE REAL ESTATE INC	18,800		732,748
GREAT WEST LIFECO INC	2,323		47,951
GREENCORE GROUP PLC (UK)	1,052,300		2,390,128
GRUMA SAB CL B	113,488		1,286,083
GRUPO FINANCIERO BANORTE SAB	279,776		1,363,591
GULF KEYSTONE PETROLEUM LTD	158,230		365,041
H&R REAL ESTATE INVT TR US	33,750		510,502
HACHIJUNI BANK LTD	4,000		16,459
HAIER ELECTRONICS GRP CO LTD	1,034,383		2,544,182
HAITONG SECURITIES CO LTD H	27,073		25,930
HANA FINANCIAL GROUP INC	47,302		1,539,447
HANG SENG BANK LTD	5,574		125,140
HANNOVER RUECKVERSICHERUNGS SE	18,380		2,478,631
HERO MOTOCORP LTD	41,540		1,853,537
HIROSHIMA BANK	2,600		13,830
HITACHI LTD	93,500		2,504,167
HITACHI METALS LTD	293,000		3,074,221
HKT TRUST AND HKT LTD(STAPLED)	42,000		60,502
HOCHTIEF AG	11,104		1,497,427
HON HAI PRECISION IND CO LTD	1,002,753		2,319,716
HONDA MOTOR CO LTD	343,000		9,058,104
HONG LEONG BANK BHD	6,500		32,087
HONGKONG LAND HLDGS LTD	115,000		724,500
HOYA CORP	25,200		1,520,898
HSBC HOLDINGS PLC (UK REG)	514,803		4,244,750
HUA NAN FINANCIAL HLDGS CO LTD	66,569		38,064
HUATAI SECURITIES CO LTD H	10,617		16,813
HYSAN DEVELOPMENT CO LTD	53,000		252,123
HYUNDAI FIRE & MARINE INS CO	626		23,071
HYUNDAI MOBIS	10,700		1,825,217
IBERDROLA SA	796,083		6,401,203
IGM FINANCIAL INC	807		18,343

Identity of Issue, Borrower, Lessor, or Similar Party	Shares or Units	Cost **	Current Value
IIDA GROUP HOLDINGS CO LTD	84,600		1,467,311
ILUKA RESOURCES LIMITED	38,300		205,562
IMERYS	42,100		2,024,950
IMPERIAL BRANDS PLC	129,030		3,909,253
INCHCAPE PLC	158,364		1,113,207
INDUSTRIAL & COM BK OF CHINA H	519,580		370,915
INDUSTRIAL ALLIANCE INSURANCE	906		28,915
INDUSTRIAL BANK OF KOREA	2,352		29,668
INDUSTRIVARDEN AB SER C	1,453		29,378
INFOSYS LTD SPON ADR	226,600		2,157,232
ING GROEP NV	252,958		2,727,269
INPEX CORP	404,200		3,620,301
INTERNATIONAL CONS AIRLNS (SP)	41,200		326,658
INTESA SANPAOLO SPA	99,086		220,221
INVESTEC PLC (UK)	4,021		22,607
INVESTOR AB SER B	3,301		139,892
IPSOS SA	31,100		731,898
ISETAN MITSUKOSHI HOLDINGS LTD	22,900		253,852
ISRAEL DISCOUNT BANK LTD CL A	377,074		1,165,751
ISUZU MOTORS LTD	306,900		4,335,885
ITAU UNIBANCO HOLDING SA	17,566		160,896
ITAUSA (INVEST ITAU) PFD	32,407		101,007
JAPAN AIRLINES CO LTD	21,500		763,254
JAPAN POST BANK CO LTD	3,300		36,431
JAPAN POST HOLDINGS CO LTD	202,200		2,333,680
JD SPORTS FASHION PLC	57,320		254,834
JFE HOLDINGS INC	32,300		517,778
JOHN WOOD GROUP PLC	450,024		2,903,566
JSE LIMITED	269,544		3,101,700
JULIUS BAER GRUPPE AG	1,676		59,698
JUMBO SA	107,102		1,560,898
KALBE FARMA PT (DEMAT)	18,451,114		1,950,326
KANSAI ELECTRIC POWER CO INC	139,100		2,094,019
KASIKORNBANK PCL (FOR)	3,900		22,082
KASIKORNBANK PCL (LOC)	5,100		28,955
KB FINANCIAL GROUP INC	2,903		121,193
KBC GROUPE SA	16,600		1,078,022
KDDI CORP	101,900		2,439,538
KERING	924		435,750
KIA MOTORS CORP	60,100		1,818,367
KINGFISHER PLC	1,507,370		3,986,685
KINNEVIK AB	1,853		44,679
KONE OYJ B	47,400		2,261,408
KONINKLIJKE AHOLD DELHAIZE NV	292,696		7,402,993

Identity of Issue, Borrower, Lessor, or Similar Party	Shares or Units	Cost **	Current Value
KOREA INVESTMENT HLDGS CO LTD	412		22,009
KPN (KON) NV	654,198		1,918,841
KRUNG THAI BANK (LOC)	37,600		22,155
KT & G CORP	16,700		1,521,807
KUMAGAI GUMI CO LTD	2,000		60,216
LANXESS AG	40,600		1,870,001
LEGAL & GENERAL GROUP PLC ORD	43,409		127,810
LENOVO GROUP LTD	5,858,000		3,957,451
LEROY SEAFOOD GROUP ASA	35,500		270,730
LG UPLUS CORP	107,400		1,701,869
LIC HOUSING FINANCE (DEMAT)	376,619		2,645,590
LINDE PLC	20,944		3,268,102
LINK REAL ESTATE INVESTMENT TR	24,000		243,050
LLOYDS BANKING GROUP PLC	8,887,384		5,873,495
LOOMIS AB B	52,500		1,694,131
LUNDIN PETROLEUM AB	31,224		779,988
M DIAS BRANCO SA	286,006		3,158,371
MACQUARIE GROUP LTD	2,342		179,228
MAGNA INTL INC	49,698		2,255,922
MAHANAGAR GAS LTD	173,881		2,260,428
MAIL.RU GROUP LTD GDR REGS	74,971		1,758,820
MAKINO MILLING MACHINE CO LTD	7,500		266,183
MALAYAN BANKING (MLAY)	28,200		64,828
MANULIFE FINANCIAL CORP (CANA)	58,454		829,369
MAPFRE SA	9,879		26,260
MARUHA NICHIRO CORP	20,400		687,724
MEBUKI FINANCIAL GROUP INC	8,800		23,444
MEDIASET ESPANA COMUNICACIN SA	94,615		595,144
MEDIOBANCA SPA	3,278		27,703
MEGA FINANCIAL HOLDING CO LTD	84,937		72,018
MEGGITT PLC ORD	41,500		249,140
METHANEX CORP	42,700		2,053,679
METHANEX CORP (FIL USD ONLY)	3,700		178,229
MICHELIN CL B (REG)	21,900		2,175,470
MIRVAC GROUP STAPLED SECURITY	313,400		494,465
MITSUBISHI CHEMICAL HLDGS CORP	8,100		61,531
MITSUBISHI ELECTRIC CORP ORD	376,600		4,179,863
MITSUBISHI HEAVY INDS LTD	4,800		173,248
MITSUBISHI UFJ FINL GRP INC	773,100		3,794,083
MITSUBISHI UFJ LEA&FIN CO LTD	4,500		21,678
MITSUI & CO LTD	113,000		1,742,863
MIXI INC	3,400		71,409
MIZUHO FINANCIAL GROUP INC	171,200		266,004
MODERN TIMES GRP MTG AB SER B	133		4,397

Identity of Issue, Borrower, Lessor, or Similar Party	Shares or Units	Cost **	Current Value
MONEYSUPERMARKET.COM GROUP PLC	221,365		777,328
MORINAGA & CO LTD	1,400		60,417
MORRISON (WM) SUPERMARKETS	20,900		56,808
MS&AD INSURANCE GRP HLDGS INC	29,200		834,400
MUNICH REINSURANCE (REG)	20,176		4,404,878
MUTHOOT FINANCE LTD	546,289		4,051,820
MYLAN NV	115,176		3,155,822
NANKAI ELECTRIC RAILWY CO LTD	11,800		312,643
NATIONAL AUSTRALIA BANK LTD	18,819		319,052
NATIONAL BANK OF CANADA DTC EL	2,519		103,421
NATIONAL GRID PLC	222,486		2,167,123
NATIXIS	7,448		35,150
NESTLE SA (REG)	22,410		1,819,430
NEW CHINA LIFE INSURANCE CO H	6,635		26,352
NEWS CORP NEW CL A	136,200		1,545,870
NEWS CORP NEW CL B	21,485		248,152
NEXON CO LTD	209,000		2,694,375
NEXT PLC	39,300		1,999,163
NIEN MADE ENTERPRISE CO LTD	293,000		2,259,369
NIKON CORP	5,000		74,586
NIPPON CARBON CO LTD	5,100		187,286
NIPPON EXPRESS CO LTD	1,800		100,506
NIPPON SHEET GLASS CO LTD	92,600		706,296
NIPPON TELEGRAPH & TELEPHONE	49,000		2,003,722
NN GROUP NV	8,273		329,862
NOKIAN TYRES OYJ	74,683		2,294,935
NOMURA HOLDINGS INC	174,900		671,483
NORDEA BANK ABP	21,579		181,583
NOVARTIS AG (REG)	103,758		8,871,525
NOVO-NORDISK AS CL B	11,720		535,777
OJI HOLDINGS CORP	30,100		155,162
OKI ELECTRIC INDUSTRY CO LTD	14,300		169,479
OLD MUTUAL LTD	55,910		83,463
ONO PHARMACEUTICAL CO LTD	19,800		405,556
OPEN TEXT CORPORATION	28,100		915,946
ORIX CORP	156,600		2,293,885
ORKLA ASA	21,900		172,333
OTP BANK (REG)	106,239		4,280,638
OVERSEA-CHINESE BKG CORP LTD	22,600		186,710
PAGEGROUP PLC	14,000		80,443
PEOPLES INSURANCE GRP OF CH H	65,030		26,160
PERSIMMON PLC ORD	41,740		1,026,795
PEUGEOT SA	115,493		2,467,220
PICC PROPERTY & CASUALTY CO H	53,749		54,981

Identity of Issue, Borrower, Lessor, or Similar Party	Shares or Units	Cost **	Current Value
POPULAR INC	45,300		2,139,066
POSCO	9,997		2,180,987
POSTE ITALIANE SPA	4,656		37,257
POWER CORP OF CANADA SUB VTG	2,739		49,215
POWER FINANCIAL CORP	2,000		37,841
POWSZECHNY ZALKAD UBEZPIEC SA	311,548		3,654,644
PUBLIC BANK BHD (LOC) (MLAY)	8,600		51,527
PUBLICIS GROUPE SA	108,784		6,241,935
QANTAS AIRWAYS LTD	346,500		1,413,092
QBE INSURANCE GROUP LTD	440,804		3,135,851
QUALITAS CONTROLADO SAB DE CV	761,700		1,603,497
QUILTER PLC	12,366		18,649
RAIFFEISEN BANK INTERNTNL AG	1,249		31,769
REDROW PLC	117,839		738,071
REPSOL SA	86,541		1,396,093
REPSOL SA RT	52,274		23,957
RESONA HOLDINGS INC	16,700		80,556
REXEL SA	357,601		3,810,409
RHI MAGNESITA NV	23,512		1,186,748
ROCHE HLDGS AG (GENUSSCHEINE)	25,434		6,298,337
ROGERS COMM INC CL B NON VTG	20,200		1,035,154
ROYAL BANK OF CANADA	51,876		3,550,610
ROYAL BANK OF SCOTLAND GRP PLC	1,007,342		2,782,337
ROYAL DUTCH SHELL PLC CL A(NL)	289,363		8,505,599
ROYAL DUTCH SHELL PLC CL A(UK)	32,050		942,635
ROYAL MAIL PLC	91,303		316,656
SAINSBURY (J) PLC	753,161		2,543,944
SAIPEM SPA	503,887		1,884,978
SAMPO OYJ SER A	3,238		142,499
SAMSUNG ELECTRONICS CO LTD	61,048		2,121,092
SAMSUNG LIFE INSURANCE CO LTD	561		41,099
SAMSUNG SECURITIES CO LTD	717		20,277
SANDFIRE RESOURCES NL	26,500		124,684
SANLAM LTD	407,784		2,261,766
SANOFI	77,120		6,685,336
SASOL LTD	74,500		2,200,695
SAWAI PHARMACEUTICAL CO LTD	1,200		57,260
SBI HOLDINGS INC	1,800		35,456
SCENTRE GROUP STAPLED UNIT	1		3
SCHNEIDER ELECTRIC SE	53,584		3,666,442
SCHRODERS PLC (NEW) ORD	1,028		32,010
SCOR SE	16,609		749,773
SECURITAS AB SER B	25,180		404,138
SECURITY BANK CORP	325,119		959,875

Identity of Issue, Borrower, Lessor, or Similar Party	Shares or Units	Cost **	Current Value
SEGRO PLC	14,700		110,284
SEVEN & I HOLDINGS CO LTD	25,600		1,117,146
SEVENTY SEVENTH BANK	6,200		107,873
SHIN KONG FINCL HLDNGS CO LTD	82,795		24,266
SHINHAN FINANCIAL GROUP CO LTD	49,526		1,760,782
SHINSEI BANK LTD	1,500		17,914
SHIONOGI & CO LTD	33,200		1,899,523
SHIZUOKA BANK LTD	3,900		30,636
SHOWA CORP	19,000		224,488
SHOWA DENKO KK	39,100		1,166,525
SIAM COMMERCIAL BANK PCL (FOR)	568,400		2,328,722
SIAM COMMERCIAL BANK PCL (LOC)	13,800		56,538
SIEMENS AG (REGD)	20,050		2,237,041
SILTRONIC AG	847		70,067
SINGAPORE TELECOM LTD (SING)	1,399,800		3,009,218
SINOPAC HOLDINGS	100,173		33,713
SK HYNIX INC	36,477		1,981,307
SKANDINAVISKA ENSKI BK SER A	11,091		107,745
SOCIETE GENERALE SA CL A	62,454		1,990,707
SOJITZ CORPORATION	186,300		649,301
SOLVAY CL A	20,600		2,060,966
SOMPO HOLDINGS INC	2,500		85,124
SONY CORP	59,700		2,900,983
SONY FINANCIAL HOLDINGS INC	1,600		29,999
SOUTH32	478,500		1,129,055
SPAREBANK 1 SR BK CAP CERTS	187,000		1,929,151
SSAB AB—CL B	225,533		634,132
SSE PLC	269,220		3,711,144
SSP GROUP LTD	38,900		320,993
ST GOBAIN CIE DE	138,837		4,639,349
STANDARD CHARTERED PLC (UK)	657,739		5,108,092
STANDARD LIFE ABERDEEN PLC	17,396		56,929
SUMITOMO HEAVY INDUSTRIES LTD	11,900		355,572
SUMITOMO MITSUI CONSTR CO LTD	34,600		210,874
SUMITOMO MITSUI FINL GROUP INC	74,800		2,487,533
SUMITOMO MITSUI TR HLDGS INC	2,400		88,069
SUN LIFE FINANCIAL INC	4,437		147,196
SUNCORP GROUP LTD	9,693		86,228
SVENSKA HANDELSBANKEN SER A	225,468		2,500,692
SWEDBANK AB A	6,542		145,965
SWIRE PACIFIC LTD CL A	205,000		2,165,060
SWISS LIFE HLDGS AG (NEW)	246		94,756
SWISS RE LTD	31,330		2,872,581
T&D HOLDINGS INC	4,200		49,011

Identity of Issue, Borrower, Lessor, or Similar Party	Shares or Units	Cost **	Current Value
TAIHEIYO CEMENT CORP	1,900		58,852
TAISHIN FINANCIAL HLDGS CO LTD	86,624		36,937
TAIWAN SEMICONDUCT MFG CO LTD	706,000		5,201,862
TAKASHIMAYA CO LTD	4,100		52,520
TAKEDA PHARMACEUTICAL CO LTD	167,700		5,668,797
TAYLOR WIMPEY PLC	1,337,532		2,322,815
TECK RESOURCES LTD-CLS B (US)	12,600		271,404
TELECOM ITALIA SPA	1,573,598		871,366
TELECOM ITALIA SPA RISP	120,900		57,763
TELEFONICA SA	589,762		4,959,108
TELENOR AS	11,083		214,700
TELIA CO AB (SWEDEN)	1,416,196		6,707,914
TELSTRA CORP LTD	409,800		822,632
TESCO PLC	3,669,693		8,891,720
TEVA PHARMACEUTICAL IND ADR	131,500		2,027,730
TFI INTERNATIONAL INC	35,700		923,096
TIGER BRANDS LTD	83,068		1,580,702
TOFAS TURK OTOMOBIL FABRIKASI	312,836		998,947
TOKIO MARINE HOLDINGS INC	138,400		6,611,582
TOKYO ELECTRIC POWER CO HOLDIN	150,600		897,238
TORONTO-DOMINION BANK	70,585		3,508,569
TOTAL SA (FRAN)	27,931		1,477,850
TOTAL SA (SCRIP) RT	34,953		25,630
TOWA PHARMACEUTICAL CO LTD	1,500		104,968
TOYO SEIKAN GROUP HOLDINGS LTD	21,500		494,713
TOYOTA MOTOR CORP	13,800		806,558
TRAVELSKY TECHNOLOGY LTD H	1,341,000		3,433,631
TRAVIS PERKINS PLC	276,862		3,775,905
TRYG AS	1,118		28,119
TUI AG (GB)	43,490		623,891
TURKIYE GARANTI BANKASI AS	18,794		28,266
TURKIYE HALK BANKASI	9,912		13,147
TURKIYE IS BANKASI AS C	22,512		19,269
UBS GROUP AG	199,037		2,477,584
UCB SA	26,128		2,134,448
UNICREDIT SPA	118,014		1,337,813
UNIPOLSAI SPA	10,132		22,945
UNITED OVERSEAS BANK (LOC)	434,303		7,829,212
V TECHNOLOGY CO LTD	700		79,449
VALLOUREC SA	166,958		310,945
VALMET CORP	12,698		261,150
VINCI SA	29,700		2,450,752
VODAFONE GROUP PLC	1,447,405		2,820,795
VOLKSWAGEN AG	3,777		601,955

Identity of Issue, Borrower, Lessor, or Similar Party	Shares or Units	Cost **	Current Value
VOLKSWAGEN AG PFD	21,790		3,468,262
WESTPAC BANKING CORP	23,525		414,909
WESTPORTS HOLDINGS BHD	3,976,044		3,482,947
WH GROUP LTD	3,083,500		2,374,498
WHEELOCK & CO LTD	76,000		434,327
WHITEHAVEN COAL LTD	252,900		769,522
WILLIAM HILL PLC	142,806		282,132
WILLIS TOWERS WATSON PLC	11,437		1,736,823
WILMAR INTERNATIONAL LTD	1,199,400		2,745,609
WOLTERS KLUWER NV	3,577		211,721
WOORI BANK	3,063		42,899
WPP PLC NEW (UK)	467,359		5,043,161
X5 RETAIL GROUP NV GDR REGS	102,324		2,535,589
YAMAGUCHI FINANCIAL GROUP INC	1,900		18,288
YANDEX NV CL A	94,254		2,577,847
YARA INTERNATIONAL ASA	56,100		2,163,806
YUANTA FINL HLDG CO LTD	88,255		44,553
ZHEJIANG SUPOR COOKWARE CO LTD	172,510		1,316,679
ZURICH INSURANCE GROUP AG	16,625		4,957,562
STIFS and Money Markets
SSBK GOVT STIF FUND	19,759,136		19,759,136
SSBK STIF FUND	1,260,778		7,517,720

International Value Account			729,210,131

Investments held by trustee			20,227,500,071

Participant Loans* Interest 3.25%-9.00%, maturing through March 2044			135,451,909

Total Investments			$20,362,951,980

*	Party-in-interest

**	Information not presented because investments are participant directed